SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019.

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Document(s) Submitted

1.

This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho ) as filed with the Kanto Financial Bureau in Japan on August 13, 2019, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States for the three months ended June 30, 2018 and 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 13, 2019	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors and Managing Executive Officer Responsible for Treasury and Accounting Headquarters Assistant to CEO
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

Notes to Translation

1.

The following is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on August 13, 2019, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three months ended June 30, 2018 and 2019.

2.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in Note 1 “Overview of Accounting Principles Utilized” of the notes to Consolidated Financial Statements.

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Three months ended June 30, 2018	Three months ended June 30, 2019	Fiscal year ended March 31, 2019
Total revenues	¥603,917	¥536,980	¥2,434,864
Income before income taxes	110,954	98,860	395,730
Net income attributable to ORIX Corporation shareholders	79,947	69,210	323,745
Comprehensive Income attributable to ORIX Corporation shareholders	75,118	48,672	310,970
ORIX Corporation shareholders’ equity	2,712,205	2,887,070	2,897,074
Total assets	11,371,902	12,404,945	12,174,917
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	62.46	54.07	252.92
Diluted (yen)	62.41	54.02	252.70
ORIX Corporation shareholders’ equity ratio (%)	23.9	23.3	23.8
Cash flows from operating activities	97,264	178,635	587,678
Cash flows from investing activities	3,570	(334,616)	(873,951)
Cash flows from financing activities	(180,123)	21,572	166,647
Cash, Cash Equivalents and Restricted Cash at end of Period	1,326,933	1,142,830	1,283,580

Notes:	1.	Consumption tax is excluded from the stated amount of total revenues.
2.

Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) (hereinafter, “new lease standard”) has been adopted since April 1, 2019. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”

(2) Overview of Activities

During the three months ended June 30, 2019, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there were no changes of principal subsidiaries and affiliates.

2.	Risk Factors

Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form 20-F for the fiscal year ended March 31, 2019 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of those factors or other factors.

3.	Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this quarterly financial report (shihanki houkokusho).

(1)	Qualitative Information Regarding Consolidated Financial Results

Financial Highlights

Financial Results for the Three Months Ended June 30, 2019

Total revenues	¥536,980 million (Down 11% year on year)
Total expenses	¥461,329 million (Down 10% year on year)
Income before income taxes	¥98,860 million (Down 11% year on year)
Net income attributable to ORIX Corporation Shareholders	¥69,210 million (Down 13% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥54.07 (Down 13% year on year)
(Diluted)	¥54.02 (Down 13% year on year)
ROE (Annualized) *1	9.6% (11.9% during the same period in the previous fiscal year)
ROA (Annualized) *2	2.25% (2.81% during the same period in the previous fiscal year)

*1	ROE is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.

Total revenues for the three months ended June 30, 2019 decreased 11% to ¥536,980 million compared to ¥603,917 million during the same period of the previous fiscal year due to a decrease in sales of goods and real estate due primarily to decreasing revenues generated by subsidiaries in the principal investment business, despite increases in finance revenues.

Total expenses decreased 10% to ¥461,329 million compared to ¥511,922 million during the same period of the previous fiscal year due to a decrease in costs of goods and real estate sold in line with the aforementioned decreased revenues, despite an increase in selling, general and administrative expenses.

In addition, although in equity in net income of affiliates increased, income taxes for the three months ended June 30, 2019 decreased 11% to ¥98,860 million compared to ¥110,954 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders decreased 13% to ¥69,210 million compared to ¥79,947 million during the same period of the previous fiscal year.

Segment Information

The Company made DAIKYO INCORPORATED (hereinafter, “DAIKYO”) a wholly-owned subsidiary in fiscal 2019 to complement their respective real estate businesses and to jointly aim for medium- and long-term growth as a comprehensive real estate business. Accordingly, the Company changed the segment classification of DAIKYO from Investment and Operation segment to Real Estate segment. As a result of this change, segment amounts during the same period of the previous fiscal year have been retrospectively reclassified.

The Company and its subsidiaries adopted the new lease standard on April 1, 2019. The impact of the adoption has resulted in gross up of right-of-use assets of investment in operating leases and property under facility operations principally for operating leases, where it is the lessee, such as land leases and office and equipment leases in all of our segments except for Retail segment. Additionally, the amounts of investment in direct financing leases reclassified to net investment in the leases. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”

Total revenues and profits by segment for the three months ended June 30, 2018 and 2019 are as follows:

	Millions of yen
	Three months ended June 30, 2018		Three months ended June 30, 2019		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	¥25,004	¥7,820	¥21,715	¥4,066	¥(3,289)	(13)	¥(3,754)	(48)
Maintenance Leasing	69,858	9,696	72,581	7,919	2,723	4	(1,777)	(18)
Real Estate	113,377	20,494	93,257	4,468	(20,120)	(18)	(16,026)	(78)
Investment and Operation	175,269	13,630	116,665	14,231	(58,604)	(33)	601	4
Retail	102,815	21,785	108,679	21,589	5,864	6	(196)	(1)
Overseas Business	118,479	40,006	126,500	48,068	8,021	7	8,062	20

Total	604,802	113,431	539,397	100,341	(65,405)	(11)	(13,090)	(12)

Difference between Segment Total and Consolidated Amounts	(885)	(2,477)	(2,417)	(1,481)	(1,532)	—	996	—

Total Consolidated Amounts	¥603,917	¥110,954	¥536,980	¥98,860	¥(66,937)	(11)	¥(12,094)	(11)

Total assets by segment as of March 31, 2019 and June 30, 2019 are as follows:

	Millions of yen
	March 31, 2019		June 30, 2019		Change
	Segment Assets	Composition ratio (%)	Segment Assets	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services	¥959,725	8	¥1,000,150	8	¥40,425	4
Maintenance Leasing	873,775	7	880,680	7	6,905	1
Real Estate	720,221	6	813,695	7	93,474	13
Investment and Operation	733,612	6	750,321	6	16,709	2
Retail	3,571,437	29	3,735,056	30	163,619	5
Overseas Business	3,138,928	26	3,094,468	25	(44,460)	(1)

Total	9,997,698	82	10,274,370	83	276,672	3

Difference between Segment Total and Consolidated Amounts	2,177,219	18	2,130,575	17	(46,644)	(2)

Total Consolidated Amounts	¥12,174,917	100	¥12,404,945	100	¥230,028	2

Segment information for the three months ended June 30, 2019 is as follows:

Corporate Financial Services Segment: Finance and fee business

In this segment, we are focusing on fee businesses related to life insurance, environment and energy, auto leasing related products and services provided to domestic small- and medium-sized enterprise customers while engaging in highly competitive businesses such as leasing and lending with a focus on profitability. We aim to grow our profit by maximizing synergies with Yayoi, a software service provider in the group, and by utilizing our domestic network to create new businesses.

Segment revenues decreased 13% to ¥21,715 million compared to the same period of the previous fiscal year due to decreases in finance revenues and in services income in line with a decrease in fee income related to life insurance.

As a result of the foregoing and an increase in selling, general and administrative expenses by the adoption of the new lease standard that changed the recognition of some lease related costs from deferred depreciation to one-time expenses, segment profits decreased 48% to ¥4,066 million compared to the same period of the previous fiscal year.

Segment assets increased 4% to ¥1,000,150 million compared to the end of the previous fiscal year due to an increase in investment in operating leases by the adoption of the new lease standard despite a decrease in investment in securities.

Although asset efficiency decreased compared to the same period of the previous fiscal year, we continue diversification of the services income.

	Three months ended June 30, 2018	Three months ended June 30, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥7,712	¥5,949	¥(1,763)	(23)
Gains on investment securities and dividends	238	555	317	133
Operating leases	6,012	5,632	(380)	(6)
Sales of goods and real estate	1,036	1,369	333	32
Services income	10,006	8,210	(1,796)	(18)

Total Segment Revenues	25,004	21,715	(3,289)	(13)

Segment Expenses:
Interest expense	1,109	936	(173)	(16)
Costs of operating leases	3,539	3,659	120	3
Costs of goods and real estate sold	427	514	87	20
Services expense	2,146	2,601	455	21
Selling, general and administrative expenses	9,585	10,791	1,206	13
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	246	350	104	42
Other	(17)	(23)	(6)	—

Total Segment Expenses	17,035	18,828	1,793	11

Segment Operating Income	7,969	2,887	(5,082)	(64)

Equity in Net income (Loss) of Affiliates, and others	(149)	1,179	1,328	—

Segment Profits	¥7,820	¥4,066	¥(3,754)	(48)

	As of March 31, 2019	As of June 30, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥403,639	¥0	¥(403,639)	(100)
Net investment in the leases	0	396,483	396,483	100
Installment loans	364,818	361,366	(3,452)	(1)
Investment in operating leases	24,143	79,885	55,742	231
Investment in securities	31,522	20,300	(11,222)	(36)
Property under facility operations	16,973	19,860	2,887	17
Inventories	51	123	72	141
Advances for finance lease and operating lease	122	62	(60)	(49)
Investment in affiliates	16,276	16,776	500	3
Goodwill, intangible assets acquired in business combinations	102,181	105,295	3,114	3

Total Segment Assets	¥959,725	¥1,000,150	¥40,425	4

Maintenance Leasing Segment: Automobile leasing and rentals, car-sharing; test and measurement instruments and IT-related equipment rentals and leasing

In the automobile related businesses, which cover a large part of this segment, we aim to increase market share in small- and medium-sized enterprises and individuals as well as large corporate customers by enhancing our competitive advantages coming from our industry-leading number of fleets under management and one-stop automobile-related services. Furthermore, we intend to develop new products and services to adapt to the change of industrial structure and get new business opportunities. In the rental business, we strengthened our engineering solution businesses by developing new services relating to robots and three-dimensional (3D) printing.

Segment revenues increased 4% to ¥72,581 million compared to the same period of the previous fiscal year due to an increase in operating leases revenues.

Segment profits decreased 18% to ¥7,919 million compared to the same period of the previous fiscal year due to an increase in selling, general and administrative expenses by the adoption of the new lease standard that changed the recognition of some lease related costs from deferred depreciation to one-time expenses.

Segment assets increased 1% to ¥880,680 million compared to the end of the previous fiscal year due to an increase in investment in operating leases by the adoption of the new lease standard.

Although asset efficiency decreased compared to the same period of the previous fiscal year, we have maintained stable profitability excluding the impact by the adoption of the new lease standard.

	Three months ended June 30, 2018	Three months ended June 30, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥3,439	¥3,705	¥266	8
Operating leases	47,915	49,973	2,058	4
Services income	17,422	17,448	26	0
Other	1,082	1,455	373	34

Total Segment Revenues	69,858	72,581	2,723	4

Segment Expenses:
Interest expense	812	716	(96)	(12)
Costs of operating leases	37,206	39,469	2,263	6
Services expense	9,864	10,187	323	3
Selling, general and administrative expenses	11,448	13,055	1,607	14
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	53	78	25	47
Other	761	1,145	384	50

Total Segment Expenses	60,144	64,650	4,506	7

Segment Operating Income	9,714	7,931	(1,783)	(18)

Equity in Net income (Loss) of Affiliates, and others	(18)	(12)	6	—

Segment Profits	¥9,696	¥7,919	¥(1,777)	(18)

	As of March 31, 2019	As of June 30, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥328,424	¥0	¥(328,424)	(100)
Net investment in the leases	0	325,954	325,954	100
Investment in operating leases	525,392	535,265	9,873	2
Investment in securities	506	493	(13)	(3)
Property under facility operations	988	991	3	0
Inventories	587	677	90	15
Advances for finance lease and operating lease	669	260	(409)	(61)
Investment in affiliates	33	21	(12)	(36)
Goodwill, intangible assets acquired in business combinations	17,176	17,019	(157)	(1)

Total Segment Assets	¥873,775	¥880,680	¥6,905	1

Real Estate Segment: Real estate development, rental and management; facility operation; real estate investment management

In this segment, we aim to promote portfolio rebalancing by selling rental properties into favorable markets and also to expand the scale of our asset management business such as REIT and real estate investment advisory services in order to construct a portfolio that is less affected by changes in the real estate market. We proceed mutual complementation between Daikyo and ORIX real estate businesses, and we also aim to gain stable profits by accumulating expertise through the operation of various facilities such as hotels and Japanese inns and to develop new businesses by taking advantage of our value chain of real estate development and rental, asset management and facility operations.

Segment revenues decreased 18% to ¥93,257 million compared to the same period of the previous fiscal year due to a decrease in services income from significant gains on a sale of property under facility operations that were recognized during the same period of the previous fiscal year.

Segment profits decreased 78% to ¥4,468 million compared to the same period of the previous fiscal year.

Segment assets increased 13% to ¥813,695 million compared to the end of the previous fiscal year due to increases in investment in operating leases and in property under facility operations by the adoption of the new lease standard.

Although asset efficiency decreased compared to the same period of the previous fiscal year, we continuously made new investments in carefully selected areas and properties.

	Three months ended June 30, 2018	Three months ended June 30, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥491	¥671	¥180	37
Operating leases	12,871	12,986	115	1
Sales of goods and real estate	19,445	15,363	(4,082)	(21)
Services income	79,766	64,449	(15,317)	(19)
Other	804	(212)	(1,016)	—

Total Segment Revenues	113,377	93,257	(20,120)	(18)

Segment Expenses:
Interest expense	629	415	(214)	(34)
Costs of operating leases	6,444	6,448	4	0
Costs of goods and real estate sold	18,348	15,383	(2,965)	(16)
Services expense	58,794	54,967	(3,827)	(7)
Selling, general and administrative expenses	11,395	11,879	484	4
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	13	29	16	123
Other	(197)	142	339	—

Total Segment Expenses	95,426	89,263	(6,163)	(6)

Segment Operating Income	17,951	3,994	(13,957)	(78)

Equity in Net income (Loss) of Affiliates, and others	2,543	474	(2,069)	(81)

Segment Profits	¥20,494	¥4,468	¥(16,026)	(78)

	As of March 31, 2019	As of June 30, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥35,420	¥0	¥(35,420)	(100)
Net investment in the leases	0	35,285	35,285	100
Installment loans	316	316	0	—
Investment in operating leases	242,022	299,844	57,822	24
Investment in securities	8,038	7,741	(297)	(4)
Property under facility operations	146,100	177,550	31,450	22
Inventories	80,920	91,704	10,784	13
Advances for finance lease and operating lease	29,946	29,316	(630)	(2)
Investment in affiliates	107,072	102,072	(5,000)	(5)
Advances for property under facility operations	6,790	6,902	112	2
Goodwill, intangible assets acquired in business combinations	63,597	62,965	(632)	(1)

Total Segment Assets	¥720,221	¥813,695	¥93,474	13

Investment and Operation Segment: Environment and energy, private equity and concession

In the environment and energy business, we aim to increase services revenue by promoting our renewable energy business and our electric power retailing business as a comprehensive energy service provider. In our solar power business, we have secured abundant solar power capacity and are operating many projects, making us one of the largest solar power producers in Japan. We will accelerate our renewable energy business overseas by utilizing the expertise we have gained in the domestic market. In the private equity business, we aim to earn stable profits from investees and sustainable gains on sales through rebalancing our portfolio. We intend to diversify our investment methods and expand our target zone. Regarding the concession business, we aim to strengthen our operations in the three airports, Kansai International Airport, Osaka International Airport and Kobe Airport, and also aim to proactively engage in the operation of public infrastructures other than airports.

Segment revenues decreased 33% to ¥116,665 million compared to the same period of the previous fiscal year due to a decrease in sales of goods by a subsidiary in the private equity business.

Segment profits increased 4% to ¥14,231 million compared to the same period of the previous fiscal year due to the recognition of gains on sales of shares of a subsidiary.

Segment assets increased 2% to ¥750,321 million compared to the end of the previous fiscal year due to an increase in property under facility operations by the adoption of the new lease standard.

Asset efficiency increased compared to the same period of the previous year, and the solar power business in Japan has grown steadily and profit from the concession business has also steadily increased.

	Three months ended June 30, 2018	Three months ended June 30, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥2,501	¥1,787	¥(714)	(29)
Gains on investment securities and dividends	683	318	(365)	(53)
Sales of goods and real estate	131,248	68,038	(63,210)	(48)
Services income	40,683	46,177	5,494	14
Other	154	345	191	124

Total Segment Revenues	175,269	116,665	(58,604)	(33)

Segment Expenses:
Interest expense	1,692	1,866	174	10
Costs of goods and real estate sold	121,992	57,683	(64,309)	(53)
Services expense	30,439	34,552	4,113	14
Selling, general and administrative expenses	11,622	12,700	1,078	9
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(306)	(29)	277	—
Other	(261)	231	492	—

Total Segment Expenses	165,178	107,003	(58,175)	(35)

Segment Operating Income	10,091	9,662	(429)	(4)

Equity in Net income (Loss) of Affiliates, and others	3,539	4,569	1,030	29

Segment Profits	¥13,630	¥14,231	¥601	4

	As of March 31, 2019	As of June 30, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥25,696	¥0	¥(25,696)	(100)
Net investment in the leases	0	25,455	25,455	100
Installment loans	47,573	44,651	(2,922)	(6)
Investment in operating leases	5,474	5,431	(43)	(1)
Investment in securities	25,786	24,329	(1,457)	(6)
Property under facility operations	264,994	298,105	33,111	12
Inventories	30,776	29,147	(1,629)	(5)
Advances for finance lease and operating lease	1,340	1,256	(84)	(6)
Investment in affiliates	161,966	164,736	2,770	2
Advances for property under facility operations	11,291	12,994	1,703	15
Goodwill, intangible assets acquired in business combinations	158,716	144,217	(14,499)	(9)

Total Segment Assets	¥733,612	¥750,321	¥16,709	2

Retail Segment: Life insurance, banking and card loan

In the life insurance business, we aim to increase the number of policies in force and revenues from insurance premiums by offering simple-to-understand products through sales agencies and online. In the banking business, we aim to increase finance revenues by increasing the balance of outstanding housing loans which is a core of our banking business. In the card loan business, we aim to increase revenues from guarantee fees by expanding guarantees against loans disbursed by other financial institutions. We also aim to increase finance revenues by making loans directly to our customers through our experience and expertise in credit screening.

Based on the aforementioned strategy, segment revenues increased 6% to ¥108,679 million compared to the same period of the previous fiscal year due to increases in life insurance premiums of the life insurance business and finance revenues of the banking business increased with the growth of the businesses.

Segment profits decreased 1% to ¥21,589 million compared to the same period of the previous fiscal year due to an increase in selling, general and administrative expenses of the life insurance business, including improvement of customer service system.

Segment assets increased 5% to ¥3,735,056 million compared to the end of the previous fiscal year due to increases in investment in securities with the growth of the life insurance business and in installment loans with the growth of the banking business.

Although asset efficiency decreased compared to the same period of the previous fiscal year, we have steadily expanded our businesses by increasing the balance of housing loans in the banking business and the number of insurance policies in force in the life insurance business.

	Three months ended June 30, 2018	Three months ended June 30, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥18,693	¥19,457	¥764	4
Life insurance premiums and related investment income	83,203	88,044	4,841	6
Other	919	1,178	259	28

Total Segment Revenues	102,815	108,679	5,864	6

Segment Expenses:
Interest expense	1,010	1,017	7	1
Life insurance costs	57,348	62,293	4,945	9
Selling, general and administrative expenses	18,454	19,427	973	5
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	3,182	3,074	(108)	(3)
Other	1,033	1,274	241	23

Total Segment Expenses	81,027	87,085	6,058	7

Segment Operating Income	21,788	21,594	(194)	(1)

Equity in Net income (Loss) of Affiliates, and others	(3)	(5)	(2)	—

Segment Profits	¥21,785	¥21,589	¥(196)	(1)

	As of March 31, 2019	As of June 30, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥42	¥0	¥(42)	(100)
Net investment in the leases	0	19	19	100
Installment loans	2,049,980	2,129,798	79,818	4
Investment in operating leases	29,810	29,677	(133)	(0)
Investment in securities	1,474,750	1,558,771	84,021	6
Investment in affiliates	631	567	(64)	(10)
Goodwill, intangible assets acquired in business combinations	16,224	16,224	0	—

Total Segment Assets	¥3,571,437	¥3,735,056	¥163,619	5

Overseas Business Segment: Asset management, aircraft- and ship-related operations, private equity and finance

In the United States, we aim to expand our business areas by engaging in equity investments and fee businesses such as fund management in addition to corporate finance and investments in bonds. In our aircraft-related operations, we are focusing on profit opportunities within operating lease, sales of used aircraft to domestic and overseas investors, and asset management services for the aircraft owned by others. All of these opportunities are backed by the growing demand of passengers and for aircraft. We also aim to promote the expansion of functionality and diversification in our overseas group companies.

Based on the aforementioned strategy, segment revenues increased 7% to ¥126,500 million compared to the same period of the previous fiscal year due to increases in finance revenues in the United States through the acquisition of NXT Capital Group, LLC (hereinafter, “NXT Capital”) which we acquired in the previous fiscal year and in gains on investment securities through selling an investee in Asia.

As a result of the foregoing and an increase in equity in net income of affiliates from Avolon Holdings Limited (hereinafter, “Avolon”), a leading global aircraft leasing company located in Ireland whose shares we acquired in the previous fiscal year, segment profits increased 20% to ¥48,068 million compared to the same period of the previous fiscal year.

Segment assets decreased 1% to ¥3,094,468 million compared to the end of the previous fiscal year due to decreases in investment in securities and in investment in affiliates in the United States.

Asset efficiency kept the same level compared to the same period of the previous fiscal year. we have steadily expanded the asset management business in the United States including NXT Capital, and aircraft-related operations including Avolon.

	Three months ended June 30, 2018	Three months ended June 30, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥23,669	¥30,993	¥7,324	31
Gains on investment securities and dividends	5,602	12,851	7,249	129
Operating leases	29,408	28,235	(1,173)	(4)
Services income	58,627	53,966	(4,661)	(8)
Other	1,173	455	(718)	(61)

Total Segment Revenues	118,479	126,500	8,021	7

Segment Expenses:
Interest expense	12,548	18,372	5,824	46
Costs of operating leases	15,429	15,940	511	3
Services expense	16,596	14,585	(2,011)	(12)
Selling, general and administrative expenses	42,832	44,160	1,328	3
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,808	1,234	(574)	(32)
Other	2,194	389	(1,805)	(82)

Total Segment Expenses	91,407	94,680	3,273	4

Segment Operating Income	27,072	31,820	4,748	18

Equity in Net income (Loss) of Affiliates, and others	12,934	16,248	3,314	26

Segment Profits	¥40,006	¥48,068	¥8,062	20

	As of March 31, 2019	As of June 30, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥362,391	¥0	¥(362,391)	(100)
Net investment in the leases	0	350,811	350,811	100
Installment loans	814,847	835,720	20,873	3
Investment in operating leases	509,117	509,252	135	0
Investment in securities	385,339	363,440	(21,899)	(6)
Property under facility operations and servicing assets	44,149	43,874	(275)	(1)
Inventories	3,161	3,299	138	4
Advances for finance lease and operating lease	10,932	7,718	(3,214)	(29)
Investment in affiliates	556,682	536,192	(20,490)	(4)
Goodwill, intangible assets acquired in business combinations	452,310	444,162	(8,148)	(2)

Total Segment Assets	¥3,138,928	¥3,094,468	¥(44,460)	(1)

(2) Financial Condition

	As of March 31, 2019		As of June 30, 2019		Change
					Amount	Percent (%)
	(Millions of yen except per share, ratios and percentages)
Total assets	¥12,174,917		¥12,404,945		¥230,028	2
(Segment assets)	9,997,698		10,274,370		276,672	3
Total liabilities	9,211,936		9,449,469		237,533	3
(Short- and long-term debt)	4,495,771		4,448,993		(46,778)	(1)
(Deposits)	1,927,741		1,987,341		59,600	3
ORIX Corporation shareholders’ equity	2,897,074		2,887,070		(10,004)	(0)
ORIX Corporation shareholders’ equity per share (yen) *1	2,263.41		2,255.59		(7.82)	(0)
ORIX Corporation shareholders’ equity ratio *2	23.8%		23.3%		—	—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	1.6	x	1.5	x	—	—

*1	ORIX Corporation shareholders’ equity per share is calculated using total ORIX Corporation shareholders’ equity.
*2	ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets.

Total assets increased 2% to ¥12,404,945 million compared to the balance as of March 31, 2019 due to not only an increase in installment loans, but also increases in investment in operating leases, property under facility operations and office facilities by the adoption of the new lease standard. In addition, segment assets increased 3% to ¥10,274,370 million compared to the balance as of March 31, 2019.

Total liabilities increased due to not only increases in short-term debt and deposits, but also an increase in other liabilities by the adoption of the new lease standard compared to the balance as of March 31, 2019.

Shareholders’ equity remained flat at ¥2,887,070 million compared to the balance as of March 31, 2019.

(3) Liquidity and Capital Resources

We require capital resources for working capital, investment and loan in our businesses. We accordingly prioritize funding stability, maintaining adequate liquidity, and reducing capital costs. We formulate and execute on funding policies that are resistant to sudden negative events in financial markets, and then conduct funding activities in accordance with actual transitions in our assets and changes in financial markets. In preparing our management plan, we project funding activities to maintain a balanced capital structure in light of projected cash flows, asset liquidity and our own liquidity situation. When implementing our management plan, we adjust our funding based on changes in the external environment and our needs in light of our business activities, and endeavor to maintain flexibility in our funding activities. We endeavor to diversify our funding sources, promote longer liability maturities, disperse interest and principal repayment dates, maintain sufficient liquidity, optimize the balance of liabilities and equity and reinforce our funding stability.

Our funding is comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including that from short- and long-term debt and deposits on a consolidated basis was ¥6,436,334 million as of June 30, 2019. Borrowings are procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings exceeded 200 as of June 30, 2019. Procurement from the capital markets is composed of bonds, medium-term notes, commercial paper, payables under securitized lease and loan receivables and other assets (including asset backed securities). The majority of deposits are attributable to ORIX Bank Corporation.

Short-term and long-term debt and deposits

(a) Short-term debt

	Millions of yen
	March 31, 2019	June 30, 2019
Borrowings from financial institutions	¥268,488	¥267,462
Commercial paper	41,061	69,254

Total short-term debt	¥309,549	¥336,716

Short-term debt as of June 30, 2019 was ¥336,716 million, which accounted for 8% of the total amount of short and long-term debt (excluding deposits) as compared to 7% as of March 31, 2019.

While the amount of short-term debt as of June 30, 2019 was ¥336,716 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of June 30, 2019 was ¥1,365,515 million.

(b) Long-term debt

	Millions of yen
	March 31, 2019	June 30, 2019
Borrowings from financial institutions	¥3,010,880	¥2,968,929
Bonds	807,460	801,000
Medium-term notes	190,082	179,139
Payables under securitized lease and loan receivables and other assets	177,800	163,209

Total long-term debt	¥4,186,222	¥4,112,277

The balance of long-term debt as of June 30, 2019 was ¥4,112,277 million, which accounted for 92% of the total amount of short and long-term debt (excluding deposits) as compared to 93% as of March 31, 2019.

(c) Deposits

	Millions of yen
	March 31, 2019	June 30, 2019
Deposits	¥1,927,741	¥1,987,341

Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit-taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

(4) Summary of Cash Flows

Cash, cash equivalents and restricted cash as of June 30, 2019 decreased by ¥140,750 million to ¥1,142,830 million compared to March 31, 2019. New lease standard has been adopted since April 1, 2019. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”

Cash flows provided by operating activities were ¥178,635 million in the three months ended June 30, 2019, up from ¥97,264 million during the same period of the previous fiscal year, primarily resulting an increase in principal payments received under net investment in the leases.

Cash flows used in investing activities were ¥334,616 million in the three months ended June 30, 2019, compared to the inflow of ¥3,570 million during the same period of the previous fiscal year. This change resulted primarily from a decrease in principal payments received under direct financing leases, and a decrease in principal collected on installment loans.

Cash flows provided by financing activities were ¥21,572 million in the three months ended June 30, 2019 compared to the outflow of ¥180,123 million during the same period of the previous fiscal year. This change resulted primarily from a change from a decrease to an increase in debt with maturities of three months or less, and an increase in proceeds from debt with maturities longer than three months.

(5) Challenges to be addressed

There were no significant changes for the three months ended June 30, 2019.

(6) Research and Development Activity

There were no significant changes in research and development activities for the three months ended June 30, 2019.

(7) Major Facilities

There were no significant changes in major facilities for the three months ended June 30, 2019.

4.	Material Contracts

Not applicable.

5.	Company Stock Information

(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)

(1) Issued Shares, Common Stock and Capital Reserve

The number of issued shares, the amount of common stock and capital reserve for the three months ended June 30, 2019 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Capital reserve
Increase, net	June 30, 2019	Increase, net	June 30, 2019	Increase, net	June 30, 2019
0	1,324,629	¥0	¥221,111	¥0	¥248,290

(2) List of Major Shareholders

Not applicable (this item is not subject to disclosure in quarterly reports for the three months ended June 30, 2019).

6.	Directors and Executive Officers

Between the filing date of Form 20-F for the fiscal year ended March 31, 2019 and June 30, 2019, there were no changes of directors and executive officers.

7.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

		Millions of yen
Assets		March 31, 2019	June 30, 2019
Cash and Cash Equivalents		¥1,161,032	¥1,025,879
Restricted Cash		122,548	116,951
Investment in Direct Financing Leases		1,155,632	0
Net Investment in the Leases		0	1,134,033
Installment Loans		3,277,670	3,371,984
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥38,671 million
June 30, 2019	¥33,720 million
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses		(58,011)	(54,808)
Investment in Operating Leases		1,335,959	1,454,598
Investment in Securities		1,928,916	1,977,887
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥27,367 million
June 30, 2019	¥23,943 million
Property under Facility Operations		441,632	509,001
Investment in Affiliates		842,760	820,455
Trade Notes, Accounts and Other Receivable		280,590	288,087
Inventories		115,695	125,188
Office Facilities		108,390	186,603
Other Assets		1,462,104	1,449,087
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥12,449 million
June 30, 2019	¥11,916 million

Total Assets		¥12,174,917	¥12,404,945

Notes:	1.

Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) (hereinafter, “new lease standard”) has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in the leases. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”

2.	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2019	June 30, 2019
Cash and Cash Equivalents	¥4,437	¥3,227
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses)	15,058	0
Net Investment in the Leases (Net of Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses)	0	11,399
Installment Loans (Net of Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses)	185,988	208,062
Investment in Operating Leases	82,405	62,365
Property under Facility Operations	203,933	226,450
Investment in Affiliates	52,079	52,028
Other	100,101	98,211

	¥644,001	¥661,742

		Millions of yen
Liabilities and Equity		March 31, 2019	June 30, 2019
Liabilities:
Short-Term Debt		¥309,549	¥336,716
Deposits		1,927,741	1,987,341
Trade Notes, Accounts and Other Payable		293,480	221,843
Policy Liabilities and Policy Account Balances		1,521,355	1,535,631
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥360,198 million
June 30, 2019	¥347,173 million
Current and Deferred Income Taxes		355,843	368,004
Long-Term Debt		4,186,222	4,112,277
Other Liabilities		617,746	887,657

Total Liabilities		9,211,936	9,449,469

Redeemable Noncontrolling Interests		9,780	9,513

Commitments and Contingent Liabilities
Equity:
Common Stock		221,111	221,111
Additional Paid-in Capital		257,625	257,911
Retained Earnings		2,555,585	2,565,833
Accumulated Other Comprehensive Income (Loss)		(61,343)	(81,881)
Treasury Stock, at Cost		(75,904)	(75,904)

ORIX Corporation Shareholders’ Equity		2,897,074	2,887,070
Noncontrolling Interests		56,127	58,893

Total Equity		2,953,201	2,945,963

Total Liabilities and Equity		¥12,174,917	¥12,404,945

Notes:	1.	New lease standard has been adopted since April 1, 2019. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”
2.	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	March 31, 2019	June 30, 2019
Short-term Debt	¥580	¥580
Trade Notes, Accounts and Other Payable	7,339	2,217
Long-term Debt	418,631	396,615
Other	16,480	43,098

	¥443,030	¥442,510

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2019
Revenues:
Finance revenues	¥56,559	¥62,497
Gains on investment securities and dividends	7,507	13,543
Operating leases	95,279	95,591
Life insurance premiums and related investment income	82,859	87,690
Sales of goods and real estate	154,455	87,152
Services income	207,258	190,507

Total revenues	603,917	536,980

Expenses:
Interest expense	20,149	26,166
Costs of operating leases	62,737	65,096
Life insurance costs	57,013	61,761
Costs of goods and real estate sold	142,721	75,432
Services expense	118,111	117,326
Other (income) and expense, net	1,063	(596)
Selling, general and administrative expenses	105,156	111,408
Provision for doubtful receivables and probable loan losses	4,946	4,716
Write-downs of long-lived assets	26	20
Write-downs of securities	0	0

Total expenses	511,922	461,329

Operating Income	91,995	75,651
Equity in Net Income of Affiliates	5,173	12,983
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	13,786	9,204
Bargain Purchase Gain	0	1,022

Income before Income Taxes	110,954	98,860
Provision for Income Taxes	30,922	28,956

Net Income	80,032	69,904

Net Income Attributable to the Noncontrolling Interests	34	385

Net Income Attributable to the Redeemable Noncontrolling Interests	51	309

Net Income Attributable to ORIX Corporation Shareholders	¥79,947	¥69,210

	Yen
	Three months ended June 30, 2018	Three months ended June 30, 2019
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥62.46	¥54.07
Diluted:	¥62.41	¥54.02

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2019
Net Income	¥80,032	¥69,904

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	238	5,235
Net change of debt valuation adjustments	(3)	132
Net change of defined benefit pension plans	(13)	339
Net change of foreign currency translation adjustments	(4,736)	(23,940)
Net change of unrealized gains (losses) on derivative instruments	(30)	(3,879)

Total other comprehensive income (loss)	(4,544)	(22,113)

Comprehensive Income	75,488	47,791

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	23	(903)

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	347	22

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥75,118	¥48,672

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Three months ended June 30, 2018

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2018	¥220,961	¥267,291	¥2,315,283	¥(45,566)	¥(75,545)	¥2,682,424	¥116,450	¥2,798,874

Cumulative effect of adopting Accounting Standards Update 2014-09			405			405	354	759
Cumulative effect of adopting Accounting Standards Update 2016-01			2,899	(2,899)		0	0	0
Cumulative effect of adopting Accounting Standards Update 2016-16			3,772			3,772	0	3,772

Balance at April 1, 2018	¥220,961	¥267,291	¥2,322,359	¥(48,465)	¥(75,545)	¥2,686,601	¥116,804	¥2,803,405

Contribution to subsidiaries						0	1,417	1,417
Transaction with noncontrolling interests		141		(1)		140	6,883	7,023
Comprehensive income, net of tax:
Net income			79,947			79,947	34	79,981
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				238		238	0	238
Net change of debt valuation adjustments				(3)		(3)	0	(3)
Net change of defined benefit pension plans				(12)		(12)	(1)	(13)
Net change of foreign currency translation adjustments				(5,015)		(5,015)	(17)	(5,032)
Net change of unrealized gains (losses) on derivative instruments				(37)		(37)	7	(30)

Total other comprehensive income (loss)						(4,829)	(11)	(4,840)

Total comprehensive income						75,118	23	75,141

Cash dividends			(49,984)			(49,984)	(2,382)	(52,366)
Exercise of stock options	150	75				225	0	225
Acquisition of treasury stock					(0)	(0)	0	(0)
Other, net		106	(1)			105	0	105

Balance at June 30, 2018	¥221,111	¥267,613	¥2,352,321	¥(53,295)	¥(75,545)	¥2,712,205	¥122,745	¥2,834,950

Three months ended June 30, 2019
	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2019	¥221,111	¥257,625	¥2,555,585	¥(61,343)	¥(75,904)	¥2,897,074	¥56,127	¥2,953,201

Contribution to subsidiaries						0	5,348	5,348
Transaction with noncontrolling interests		74				74	(1,154)	(1,080)
Comprehensive income (loss), net of tax:
Net income			69,210			69,210	385	69,595
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				5,238		5,238	(3)	5,235
Net change of debt valuation adjustments				132		132	0	132
Net change of defined benefit pension plans				339		339	0	339
Net change of foreign currency translation adjustments				(22,382)		(22,382)	(1,271)	(23,653)
Net change of unrealized gains (losses) on derivative instruments				(3,865)		(3,865)	(14)	(3,879)

Total other comprehensive income (loss)						(20,538)	(1,288)	(21,826)

Total comprehensive income (loss)						48,672	(903)	47,769

Cash dividends			(58,962)			(58,962)	(525)	(59,487)
Exercise of stock options						0	0	0
Acquisition of treasury stock					(0)	(0)	0	(0)
Other, net		212				212	0	212

Balance at June 30, 2019	¥221,111	¥257,911	¥2,565,833	¥(81,881)	¥(75,904)	¥2,887,070	¥58,893	¥2,945,963

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 12 “Redeemable Noncontrolling Interests.”

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2019
Cash Flows from Operating Activities:
Net income	¥80,032	¥69,904
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	70,803	74,117
Principal payments received under net investment in the leases	0	113,164
Provision for doubtful receivables and probable loan losses	4,946	4,716
Equity in net income of affiliates (excluding interest on loans)	(4,271)	(12,153)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(13,786)	(9,204)
Bargain purchase gain	0	(1,022)
Gains on sales of securities other than trading	(5,336)	(11,743)
Gains on sales of operating lease assets	(10,265)	(10,036)
Write-downs of long-lived assets	26	20
Write-downs of securities	0	0
Decrease in trading securities	27,056	10,672
Increase in inventories	(11,295)	(7,813)
Decrease in trade notes, accounts and other receivable	9,004	9,361
Decrease in trade notes, accounts and other payable	(20,698)	(46,555)
Increase (Decrease) in policy liabilities and policy account balances	(553)	14,276
Other, net	(28,399)	(19,069)

Net cash provided by operating activities	97,264	178,635

Cash Flows from Investing Activities:
Purchases of lease equipment	(206,576)	(218,563)
Principal payments received under direct financing leases	116,113	0
Installment loans made to customers	(321,154)	(382,872)
Principal collected on installment loans	336,482	249,368
Proceeds from sales of operating lease assets	71,969	66,324
Investment in affiliates, net	(8,470)	3,818
Proceeds from sales of investment in affiliates	26,675	18,221
Purchases of available-for-sale debt securities	(170,907)	(199,916)
Proceeds from sales of available-for-sale debt securities	95,734	95,385
Proceeds from redemption of available-for-sale debt securities	32,090	47,439
Purchases of equity securities other than trading	(27,810)	(9,824)
Proceeds from sales of equity securities other than trading	36,960	13,530
Purchases of property under facility operations	(16,229)	(5,305)
Acquisitions of subsidiaries, net of cash acquired	74	(56)
Sales of subsidiaries, net of cash disposed	350	7,190
Other, net	38,269	(19,355)

Net cash provided by (used in) investing activities	3,570	(334,616)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(83,711)	18,151
Proceeds from debt with maturities longer than three months	156,779	204,258
Repayment of debt with maturities longer than three months	(241,706)	(209,787)
Net increase in deposits due to customers	32,860	59,857
Cash dividends paid to ORIX Corporation shareholders	(49,984)	(58,962)
Acquisition of treasury stock	(0)	(0)
Contribution from noncontrolling interests	9,006	4,719
Purchases of shares of subsidiaries from noncontrolling interests	(918)	(709)
Net increase in call money	0	5,000
Other, net	(2,449)	(955)

Net cash provided by (used in) financing activities	(180,123)	21,572

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	1,105	(6,341)

Net decrease in Cash, Cash Equivalents and Restricted Cash	(78,184)	(140,750)

Cash, Cash Equivalents and Restricted Cash at Beginning of Period	1,405,117	1,283,580

Cash, Cash Equivalents and Restricted Cash at End of Period	¥1,326,933	¥1,142,830

Notes:	1.

New lease standard has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in the leases. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”

2.

The following tables provide information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of June 30, 2018 and June 30, 2019, respectively.

	Millions of yen
	June 30, 2018	June 30, 2019
Cash and Cash Equivalents	¥1,228,846	¥1,025,879
Restricted Cash	98,087	116,951

Cash, Cash Equivalents and Restricted Cash	¥1,326,933	¥1,142,830

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States (“U.S. GAAP”), except for the accounting for stock splits.

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2019 consolidated financial statements on Form 20-F.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Revenue recognition for revenue from contracts with customers

Under U.S. GAAP, revenues from contracts with customers such as sales of goods and real estate, and services income are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.

Under Japanese GAAP, revenues are generally recognized when cash or monetary assets are received as a consideration by sales of goods or rendering of services in accordance with realization principle.

(b) Initial direct costs

Under U.S. GAAP, initial direct costs of sales-type leases and direct financing leases are mainly being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the life of the related lease.

Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(c) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.

(d) Accounting for life insurance operations

Under U.S. GAAP, certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, policy liabilities for future policy benefits are established using the net level premium method based on actuarial estimates of the amount of future policyholder benefits. Under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(e) Accounting for goodwill and other intangible assets in business combination

Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but assessed for impairment at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(f) Accounting for pension plans

Under U.S. GAAP, the net actuarial gain (loss) is amortized using a corridor test.

Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.

(g) Sale of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(h) Consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP differs from Japanese GAAP. As significant differences, purchase of lease equipment, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

In addition, under U.S. GAAP, restricted cash is required to be added to the balance of cash and cash equivalents.

(i) Transfer of financial assets

Under U.S. GAAP, an entity is required to perform analysis to determine whether or not to consolidate trusts or special purpose companies, collectively special purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. As a result of the analysis, if it is determined that the enterprise transferred financial assets in a securitization transaction to an SPE that needs to be consolidated, the transaction is not accounted for as a sale.

In addition, if the transferor transfers a portion of financial assets, the transaction is not accounted for as a sale but accounted for as a secured borrowing unless each interest held by the transferor and transferee meets the definition of a participating interest and the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.

Under Japanese GAAP, an SPE that meets certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

In addition, if the transferor transfers a portion of financial assets, the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.

(j) Investment in securities

Under U.S. GAAP, unrealized gains and losses from all of equity securities are generally recognized in income.

Under Japanese GAAP, such unrealized gains and losses from equity securities other than trading are to be recognized in other comprehensive income (loss), net of applicable income taxes.

(k) Fair value option

Under U.S. GAAP, an entity is permitted to carry certain eligible financial assets and liabilities at fair value and to recognize changes in that item’s fair value in earnings through the election of the fair value option. The portion of the total change in the fair value of the financial liability that results from a change in the instrument-specific credit risk is to be recognized in other comprehensive income (loss), net of applicable income taxes.

Under Japanese GAAP, there is no accounting standard for fair value option.

(l) Lessee’s lease

Under U.S. GAAP, right-of-use (hereinafter, “ROU”) assets and lease liabilities from the lessee’s lease transaction are generally recognized on the balance sheet.

Under Japanese GAAP, operating leases from the lessee’s lease transaction are off-balanced.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20% – 50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied. In addition, the consolidated financial statements include VIEs to which the Company and its subsidiaries are primary beneficiaries.

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for finance leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for doubtful receivables on finance leases and probable loan losses, the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and indefinite-lived intangible assets.

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in other comprehensive income (loss), net of applicable income taxes, arise from the translation of foreign currency financial statements into Japanese yen.

(d) Revenue recognition

The Company and its subsidiaries recognize revenues from only contracts with customers, such as sales of goods and real estate, and services income, based on the following five steps;

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

In accordance with these steps, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on gross amount as the principal.

Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each of revenue items.

Finance Revenues—Finance revenues mainly include revenues from finance leases, installment loans, and financial guarantees.

(1) Revenues from finance leases

Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estates. Net investment in the leases includes sales-type leases and direct-financing leases. Interest income on net investment in the leases is recognized over the life of each respective lease using the interest method. Sales-type leases and direct financing leases are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized on an equality over the lease term. In providing leasing services, the Company and its subsidiaries execute supplemental businesses, such as paying insurance and handling taxes on leased assets on behalf of lessees. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. Initial direct costs of sales-type leases and direct financing leases are being deferred and amortized as a yield adjustment over the life of the related lease. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as a component of net investment in the leases.

(2) Revenues from installment loans

Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method. Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

(3) Revenues from financial guarantees

At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheets. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and the subsidiaries are released from the risk of the obligation.

(4) Non-accrual policy

In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and finance leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to net investment in the leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual loans and lease receivables to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtors’ creditworthiness, such as the debtors’ business characteristics and financial conditions as well as relevant economic conditions and trends.

Gains on investment securities and dividends—Gains on investment securities are recorded on a trade date basis. Dividends are recorded when right to receive dividends is established.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥634,478 million and ¥636,369 million as of March 31, 2019 and June 30, 2019, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment.

(e) Insurance and reinsurance transactions

Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities and policy account balances for future policy benefits are measured using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. For policies other than individual annuity insurance contracts, computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. A certain subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

The insurance contracts sold by the subsidiary include variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investment in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.

The subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which are included in other assets in the consolidated balance sheets.

Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of the subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.

Certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of agent commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

(f) Allowance for doubtful receivables on finance leases and probable loan losses

The allowance for doubtful receivables on finance leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on finance leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the finance leases and loans and value of underlying collateral and guarantees.

Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and finance leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on finance leases and probable loan losses considering the prior charge-off experience and primarily current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(g) Impairment of long-lived assets

The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office buildings, condominiums, mega solar and other properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(h) Investment in securities

Equity securities are generally reported at fair value with unrealized gains and losses included in income. Equity securities without readily determinable fair values are recorded at its cost minus impairment, if any, plus or minus changes resulting from observable price changes under the election of the measurement alternative, except for investments which are valued at net asset value per share.

Equity securities elected to apply the measurement alternative are written down to its fair value with losses included in income if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.

In addition, investments included in equity securities that are accounted for under the equity method are recorded at fair value with unrealized gains and losses included in income if certain subsidiaries elect the fair value option.

Trading debt securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale debt securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes, except for investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.

Held-to-maturity debt securities are recorded at amortized cost.

For debt securities other than trading, where the fair value is less than the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met. When the Company and its subsidiaries deem a debt security to be other-than-temporarily impaired, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value of the debt security in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. However, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt security into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance on a specific identification basis when the individual items are completely sold or terminated. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates for the three months ended June 30, 2018 and 2019 were approximately 27.9% and 29.3%, respectively. The Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable income for tax purposes, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries and the effect of investor taxes on earnings of subsidiaries.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset, a reduction of an amount refundable or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

The Company and certain subsidiaries have elected to file a consolidated tax return for National Corporation tax purposes.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to SPEs that issue asset-backed beneficial interests and securities to the investors.

SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs, and the transfers of the financial assets to those consolidated SPEs are not accounted for as sales. Assets held by consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

The Company and certain subsidiaries originate and sell loans into the secondary market, while retaining the obligation to service those loans. In addition, a certain subsidiary undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments

The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss), net of applicable income taxes.

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss), net of applicable income taxes, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), net of applicable income taxes, depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value are recorded in the foreign currency translation adjustments account within other comprehensive income (loss), net of applicable income taxes.

Starting from this fiscal year, the Company and its subsidiaries select either the amortization approach or the fair value approach, depending on the type of hedging activity, for the initial value of the component excluded from the assessment of effectiveness, and recognize it through the consolidated statements of income. When the amortization approach is adopted, the change in fair value is recognized in earnings using a systematic and rational method over the life of the hedging instrument and then any difference between the change in fair value and the amount recognized in earnings is recognized in other comprehensive income (loss), net of applicable income taxes. When the fair value approach is adopted, the change in the fair value is immediately recognized through the consolidated statements of income. In the past fiscal year, the change in fair value of the component excluded from the assessment of effectiveness and the ineffective portion of qualified hedges were immediately recognized through the consolidated statements of income.

For all hedging relationships that are designated and qualified as hedging, at inception the Company and its subsidiaries formally document the details of the hedging relationship and the hedged activity. The Company and its subsidiaries formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The costs of pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value on the grant date. The costs are recognized over the requisite service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code became unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of June 30, 2019 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock splits on May 19, 2000 were excluded from the above amounts because the stock splits were not considered to be stock dividends under U.S. GAAP.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of trust accounts under securitization programs and real estate, deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse loans, deposits held on behalf of third parties in the aircraft-related business and others.

(q) Installment loans

Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2019 and June 30, 2019 were ¥54,311 million and ¥47,999 million, respectively. There were ¥38,671 million and ¥33,720 million of loans held for sale as of March 31, 2019 and June 30, 2019, respectively, measured at fair value by electing the fair value option.

(r) Property under facility operations

Property under facility operations consist primarily of operating facilities (including hotels, training facilities and senior housings) and environmental assets (including mega solar), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥102,185 million and ¥100,485 million as of March 31, 2019 and June 30, 2019, respectively.

(s) Trade notes, accounts and other receivable

Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, inventories and other assets and payment made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to lease contracts.

(t) Inventories

Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2019 and June 30, 2019, residential condominiums under development were ¥55,860 million and ¥65,253 million, respectively, and completed residential condominiums and merchandise for sale were ¥59,835 million and ¥59,935 million, respectively.

The Company and its subsidiaries recorded ¥41 million and ¥99 million of write-downs principally on completed residential condominiums and merchandise for sale for the three months ended June 30, 2018 and 2019, respectively, primarily resulting from a decrease in expected sales price. These write-downs were recorded in costs of goods and real estate sold and included in Real Estate segment and Investment and Operation segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥54,499 million and ¥61,386 million as of March 31, 2019 and June 30, 2019, respectively.

(v) Right-of-use assets

The Company and its subsidiaries record the ROU assets recognized from the lessee’s lease transaction as investment in operating leases, property under facility operations and office facilities. Lease liabilities are included in other liabilities.

ROU assets are stated at cost less accumulated amortization. ROU assets of finance leases are amortized mainly on a straight-line basis over the lease term. ROU assets of operating leases are amortized over the lease term by the fixed term operating cost minus the interest cost. Amortization of ROU assets of finance leases and operating leases expenses are included in costs of operating leases, services expenses, selling, general and administrative expenses.

(w) Other assets

Other assets consist primarily of goodwill and other intangible assets in acquisitions, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to construction of real estate under operating leases and property under facility operations, prepaid benefit cost, servicing assets, derivative assets, contract assets related to real estate contract works and deferred tax assets.

(x) Goodwill and other intangible assets

The Company and its subsidiaries account for all business combinations using the acquisition method. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the first step of the two-step impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the first step of the two-step impairment test. The first step of goodwill impairment test, used to identify potential impairment, calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares implied fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

The amount of goodwill was ¥430,679 million and ¥419,688 million as of March 31, 2019 and June 30, 2019, respectively.

The amount of other intangible assets was ¥427,098 million and ¥416,901 million as of March 31, 2019 and June 30, 2019, respectively.

(y) Trade notes, accounts and other payable

Trade notes, accounts and other payable include primarily accounts payable in relation to purchase of assets to be leased, merchandise for sale and other assets, accounts payable in relation to construction work of residential condominiums and deposits received mainly for withholding income tax.

(z) Other Liabilities

Other liabilities include primarily lease liabilities recognized from the lessee’s lease transaction, accrued expenses related to interest and bonus, accrued benefit liability, advances received from lessees in relation to lease contracts, deposits received from real estate transaction, contract liabilities mainly related to automobile maintenance services and software services, and derivative liabilities.

(aa) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs primarily related to specific environmental assets and long-term real estate development projects.

(ab) Advertising

The costs of advertising are expensed as incurred.

(ac) Earnings per share

Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.

(ad) Additional acquisition and partial sale of the parent’s ownership interest in subsidiaries

Additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ae) Redeemable noncontrolling interests

Noncontrolling interests in a certain subsidiary are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.

(af) Issuance of stock by an affiliate

When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(ag) New accounting pronouncements

In February 2016, Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) was issued, and related amendments were issued thereafter. These Updates require a lessee to recognize most leases on the balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some changes. These Updates require an entity to disclose more information about leases than under the current disclosure requirements. The Company and its subsidiaries adopted these Updates, including Accounting Standards Update 2019-01, on April 1, 2019 and used the beginning of the fiscal year of adoption as the date of initial adoption. Consequently, financial information of comparative periods has not been updated and the disclosures required under the new lease standard are not provided for periods before April 1, 2019.

The new lease standard provides a number of optional practical expedients in transition. The Company and its subsidiaries have elected the “package of practical expedients”, which permits the Company and its subsidiaries to not reassess under the new lease standard the prior conclusions about lease identification, lease classification and initial direct costs. The Company and its subsidiaries have elected other new lease standard’s available transitional practical expedients. The new lease standard also provides practical expedients for an entity’s ongoing accounting. The Company and its subsidiaries have elected the short-term lease recognition exemption mainly for vehicle and office equipment leases. Consequently, for those leases that meet the requirements, the Company and its subsidiaries have not recognized ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company and its subsidiaries also have elected the practical expedient to not separate lease and non-lease components for part of leases as lessors. The Company and its subsidiaries have expanded their disclosures regarding lessee and lessor.

The impact of the adoption of these Updates has resulted in a gross up of ROU assets and corresponding lease liabilities principally for operating leases, such as land leases and office and equipment leases where it is the lessee. The effect of the adoption of these Updates on the Company and its subsidiaries’ financial position at the adoption date was increases of ROU assets of ¥ 134,345 million in investment in operating leases, ¥ 77,989 million in property under facility operations, ¥ 75,805 million in office facilities and lease liabilities of ¥ 284,867 million in other liabilities in the consolidated balance sheet as of April 1, 2019. ROU assets in investment in operating leases, property under facility operations and office facilities were ¥ 130,670 million, ¥ 76,454 million and ¥ 74,574 million, respectively, and lease liabilities in other liabilities were ¥ 277,935 million as of June 30, 2019. In the consolidated statements of cash flows, cash receipts from lessor’s finance leases have been reclassified from principal payments received under direct financing leases of cash flows from investing activities to principal payments received under net investment in the leases of cash flows from operating activities.

In June 2016, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued, and related amendments were issued thereafter. These Updates significantly change how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of these Updates. These Updates also make targeted amendments to the current impairment model for available-for-sale debt securities. These Updates are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments in these Updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted for fiscal year beginning after December 15, 2018, including interim periods within the fiscal year. The Company and its subsidiaries will adopt these Updates on April 1, 2020. Although the allowance for credit losses is expected to increase by adopting these Updates, the Company and its subsidiaries continue to evaluate the effect that the adoption of these Updates will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by these Updates.

In January 2017, Accounting Standards Update 2017-04 (“Simplifying the Test for Goodwill Impairment”—ASC 350 (“Intangible—Goodwill and Other”)) was issued. This Update eliminates Step 2 from the current goodwill impairment test. Instead, goodwill impairments would be measured by the amount by which the carrying amount exceeds the reporting unit’s fair value. This Update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it is more likely than not that the goodwill is impaired, to perform Step 2 of the goodwill impairment test. This Update is effective for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates on or after January 1, 2017. The Company and its subsidiaries will adopt this Update on April 1, 2020. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operation or financial position will depend on the outcomes of future goodwill impairment tests.

In August 2017, Accounting Standards Update 2017-12 (“Targeted Improvements to Accounting for Hedging Activities”—ASC 815 (“Derivatives and Hedging”)) was issued, and related amendments were issued thereafter. These Updates change the recognition and presentation requirements of hedge accounting including eliminating the requirements to separately measure and report hedge ineffectiveness and presenting the entire change in the fair value of the hedging instrument that affects earnings in the same income statement line as the hedged item. The Company and its subsidiaries adopted these Updates on April 1, 2019. The adoption of these Updates had no material effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2018, Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued. This Update changes the recognition, measurement, presentation and disclosure requirements for long duration contracts issued by an insurance entity. This Update requires an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). This Update also requires market risk benefits to be measured at fair value, and simplifies amortization of deferred acquisition costs. Furthermore, this Update requires additional disclosures for long-duration contracts. This Update is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, this Update is applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of this Update) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, this Update is applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt this Update on April 1, 2021. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In August 2018, Accounting Standards Update 2018-13 (“Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”—ASC 820 (“Fair Value Measurement”)) was issued. This Update modifies and adds the disclosure requirements for Fair Value Measurements. This Update also removes disclosure requirements of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. This Update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. An entity is also permitted to early adopt any removed or modified disclosure requirements and delay adoption of the additional disclosure requirements until their effective date. Removals and modifications of disclosure requirements should be mainly applied retrospectively to all periods presented upon their effective date, while the additional disclosure requirements should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. The Company and its subsidiaries early adopted the removals of disclosure requirements from the three months ended September 30, 2018. The Company and its subsidiaries will adopt the modifications and additions of disclosure requirements from fiscal 2021. Since this Update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2018, Accounting Standards Update 2018-14 (“Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans”—ASC 715-20 (“Compensation—Retirement Benefits—Defined Benefit Plans—General”)) was issued. This Update adds and clarifies the disclosure requirements for Pension Plans, and removes certain disclosure requirements such as the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year. This Update is effective for fiscal years ending after December 15, 2020. The amendments in this Update should be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company and its subsidiaries will adopt this Update from fiscal 2021. Since this Update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.

3.	Fair Value Measurements

The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.

The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading debt securities, available-for-sale debt securities, certain equity securities, derivatives, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2019 and June 30, 2019:

March 31, 2019

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale *1	¥38,671	¥0	¥38,671	¥0
Trading debt securities	1,564	0	1,564	0
Available-for-sale debt securities:	1,264,244	24,831	1,138,966	100,447
Japanese and foreign government bond securities *2	430,851	3,227	427,624	0
Japanese prefectural and foreign municipal bond securities	193,305	0	190,417	2,888
Corporate debt securities *3	487,997	21,604	459,235	7,158
CMBS and RMBS in the Americas	61,479	0	61,479	0
Other asset-backed securities and debt securities	90,612	0	211	90,401
Equity securities *4*5	425,593	68,631	295,769	61,193
Derivative assets:	15,495	299	9,924	5,272
Interest rate swap agreements	138	0	138	0
Options held/written and other	11,140	0	5,868	5,272
Futures, foreign exchange contracts	3,007	299	2,708	0
Foreign currency swap agreements	1,203	0	1,203	0
Credit derivatives written	7	0	7	0
Netting *6	(1,497)	0	0	0
Net derivative assets	13,998	0	0	0
Other assets:	12,449	0	0	12,449
Reinsurance recoverables *7	12,449	0	0	12,449

Total	¥1,758,016	¥93,761	¥1,484,894	¥179,361

Liabilities:
Derivative liabilities:	¥25,958	¥522	¥25,436	¥0
Interest rate swap agreements	17,439	0	17,439	0
Options held/written and other	2,809	0	2,809	0
Futures, foreign exchange contracts	5,336	522	4,814	0
Foreign currency swap agreements	364	0	364	0
Credit derivatives held	10	0	10	0
Netting *6	(1,497)	0	0	0
Net derivative Liabilities	24,461	0	0	0
Policy Liabilities and Policy Account Balances:	360,198	0	0	360,198
Variable annuity and variable life insurance contracts *8	360,198	0	0	360,198

Total	¥386,156	¥522	¥25,436	¥360,198

June 30, 2019

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale *1	¥33,720	¥0	¥33,720	¥0
Trading debt securities	2,267	0	2,267	0
Available-for-sale debt securities:	1,326,614	20,977	1,226,236	79,401
Japanese and foreign government bond securities *2	525,542	3,139	522,403	0
Japanese prefectural and foreign municipal bond securities	183,374	0	180,569	2,805
Corporate debt securities *3	492,739	17,838	470,925	3,976
CMBS and RMBS in the Americas	52,131	0	52,131	0
Other asset-backed securities and debt securities	72,828	0	208	72,620
Equity securities *4 *5	415,936	68,675	285,361	61,900
Derivative assets:	26,889	28	12,846	14,015
Interest rate swap agreements	58	0	58	0
Options held/written and other	16,830	0	2,815	14,015
Futures, foreign exchange contracts	7,412	28	7,384	0
Foreign currency swap agreements	2,589	0	2,589	0
Netting *6	(4,193)	0	0	0
Net derivative assets	22,696	0	0	0
Other assets:	11,916	0	0	11,916
Reinsurance recoverables *7	11,916	0	0	11,916

Total	¥1,817,342	¥89,680	¥1,560,430	¥167,232

Liabilities:
Derivative liabilities:	¥42,616	¥477	¥42,139	¥0
Interest rate swap agreements	25,565	0	25,565	0
Options held/written and other	13,724	0	13,724	0
Futures, foreign exchange contracts	2,932	477	2,455	0
Foreign currency swap agreements	378	0	378	0
Credit derivatives held	17	0	17	0
Netting *6	(4,193)	0	0	0
Net derivative Liabilities	38,423	0	0	0
Policy Liabilities and Policy Account Balances:	347,173	0	0	347,173
Variable annuity and variable life insurance contracts *8	347,173	0	0	347,173

Total	¥389,789	¥477	¥42,139	¥347,173

*1

A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in “Other (income) and expense, net” in the consolidated statements of income were gains of ¥183 million and ¥536 million from the change in the fair value of the loans for the three months ended June 30, 2018 and 2019, respectively. No gains or losses were recognized in earnings during the three months ended June 30, 2018 and 2019 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2019, were ¥37,865 million and ¥38,671 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥806 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of June 30, 2019, were ¥32,412 million and ¥33,720 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥1,308 million. As of March 31, 2019 and June 30, 2019, there were no loans that are 90 days or more past due or, in non-accrual status.

*2

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥19 million and ¥1 million from the change in the fair value of those investments for the three months ended June 30, 2018 and 2019, respectively. The amounts of aggregate fair value elected the fair value option were ¥420 million and ¥402 million as of March 31, 2019 and June 30, 2019, respectively.

*3

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥39 million and ¥444 million from the change in the fair value of those investments for the three months ended June 30, 2018 and 2019, respectively. The amounts of aggregate fair value elected the fair value option were ¥21,136 million and ¥17,838 million as of March 31, 2019 and June 30, 2019, respectively.

*4

Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥254 million and ¥209 million from the change in the fair value of those investments for the three months ended June 30, 2018 and 2019, respectively. The amounts of aggregate fair value elected the fair value option were ¥5,811 million and ¥5,703 million as of March 31, 2019 and June 30, 2019, respectively.

*5

The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥12,100 million and ¥12,251 million as of March 31, 2019 and June 30, 2019, respectively.

*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7

Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥12,449 million and ¥11,916 million as of March 31, 2019 and June 30, 2019, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings during the three months ended June 30, 2018 and 2019, see Note 17 “Life Insurance Operations.”

*8

Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match the earnings recognized for the changes in the fair value of policy liabilities and policy account balances with earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥360,198 million and ¥347,173 million as of March 31, 2019 and June 30, 2019, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the three months ended June 30, 2018 and 2019, see Note 17 “Life Insurance Operations.”

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended June 30, 2018 and 2019:

Three months ended June 30, 2018

	Millions of yen
	Balance at April 1, 2018	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at June 30, 2018	Change in unrealized gains or losses included in earnings for assets and liabilities still held at June 30, 2018 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥120,917	¥1,129	¥(3,730)	¥(2,601)	¥320	¥0	¥(4,541)	¥0	¥114,095	¥16
Corporate debt securities	3,037	0	2	2	0	0	(194)	0	2,845	0
CMBS and RMBS in the Americas	36,010	1,089	(11,225)	(10,136)	0	0	0	0	25,874	(20)
Other asset-backed securities and debt securities	81,870	40	7,493	7,533	320	0	(4,347)	0	85,376	36
Equity securities	37,879	159	635	794	14,639	(10,039)	0	0	43,273	81
Investment funds	37,879	159	635	794	14,639	(10,039)	0	0	43,273	81
Derivative assets and liabilities (net)	2,291	(2,261)	0	(2,261)	1,226	0	(786)	0	470	(2,261)
Options held/written and other	2,291	(2,261)	0	(2,261)	1,226	0	(786)	0	470	(2,261)
Other asset	15,008	(2,315)	0	(2,315)	1,018	0	(146)	0	13,565	(2,315)
Reinsurance recoverables *5	15,008	(2,315)	0	(2,315)	1,018	0	(146)	0	13,565	(2,315)
Policy Liabilities and Policy Account Balances	444,010	(147)	(3)	(150)	0	0	(24,705)	0	419,455	(146)
Variable annuity and variable life insurance contracts *6	444,010	(147)	(3)	(150)	0	0	(24,705)	0	419,455	(146)

Three months ended June 30, 2019

	Millions of yen
	Balance at April 1, 2019	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at June 30, 2019	Change in unrealized gains or losses included in earnings for assets and liabilities still held at June 30, 2019 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥100,447	¥1,021	¥(1,696)	¥(675)	¥6,151	¥(3,822)	¥(19,709)	¥(2,991)	¥79,401	¥289
Japanese prefectural and foreign municipal bond securities	2,888	0	(83)	(83)	0	0	0	0	2,805	0
Corporate debt securities	7,158	0	3	3	0	(194)	0	(2,991)	3,976	0
Other asset-backed securities and debt securities	90,401	1,021	(1,616)	(595)	6,151	(3,628)	(19,709)	0	72,620	289
Equity securities	61,193	872	(1,821)	(949)	2,900	(831)	(413)	0	61,900	456
Investment funds	61,193	872	(1,821)	(949)	2,900	(831)	(413)	0	61,900	456
Derivative assets and liabilities (net)	5,272	9,077	(334)	8,743	0	0	0	0	14,015	9,077
Options held/written and other	5,272	9,077	(334)	8,743	0	0	0	0	14,015	9,077
Other asset	12,449	(1,249)	0	(1,249)	788	0	(72)	0	11,916	(1,249)
Reinsurance recoverables *5	12,449	(1,249)	0	(1,249)	788	0	(72)	0	11,916	(1,249)
Policy Liabilities and Policy Account Balances	360,198	313	184	497	0	0	(12,528)	0	347,173	312
Variable annuity and variable life insurance contracts *6	360,198	313	184	497	0	0	(12,528)	0	347,173	312

*1

Principally, gains and losses from available-for-sale debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” respectively. Additionally, for available-for-sale debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealized gains and losses from available-for-sale debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

There were no transfers in or out of Level 3 in the three months ended June 30, 2018. In the three months ended June 30, 2019, corporate debt securities totaling ¥2,991 million were transferred from Level 3 to Level 2, since the inputs became observable.

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during year ended March 31, 2019 and the three months ended June 30, 2019. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

Year ended March 31, 2019

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥3,839	¥0	¥3,839	¥0
Real estate collateral-dependent loans (net of allowance for probable loan losses)	6,630	0	0	6,630
Investment in operating leases and property under facility operations	12,901	0	0	12,901
Certain investments in affiliates	2,897	0	0	2,897

	¥26,267	¥0	¥3,839	¥22,428

Three months ended June 30, 2019

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥820	¥0	¥820	¥0
Real estate collateral-dependent loans (net of allowance for probable loan losses)	3,753	0	0	3,753

	¥4,573	¥0	¥820	¥3,753

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the Americas are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases and property under facility operations and land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.

Trading debt securities and available-for-sale debt securities

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models such as discounted cash flow methodologies and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant bench mark indices.

The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities, the Company and its subsidiaries judged that there has been increased overall trading activity, and the Company and its subsidiaries classified these securities as Level 2 for those securities that were measured at fair value based on the observable inputs such as trading price and/or bit price. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.

Equity securities and investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. Certain subsidiaries elected the fair value option for investments in some funds. In addition, a certain subsidiary measures its investment held by the investment company which is owned by the subsidiary at fair value. These investment funds are classified as Level 3, because the subsidiaries measure their fair value based on discounted cash flow methodologies using inputs that are unobservable in the market and broker quotes.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

Reinsurance recoverables

Certain subsidiaries have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Variable annuity and variable life insurance contracts

A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2019 and June 30, 2019.

	March 31, 2019
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥2,888	Discounted cash flows	Discount rate	8.5%
				(8.5%)
Corporate debt securities	2,162	Discounted cash flows	Discount rate	0.1% – 1.3%
				(0.8%)
	4,996	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	23,651	Discounted cash flows	Discount rate	0.2% – 51.2%
				(8.3%)
			Probability of default	0.6% – 1.6%
				(0.8%)
	66,750	Appraisals/Broker quotes	—	—

Equity securities:
Investment funds	6,012	Internal cash flows	Discount rate	0.0% – 65.0%
				(11.3%)
	32,702	Discounted cash flows	Discount rate	3.8% – 17.0%
				(14.1%)
	22,479	Appraisals/Broker quotes	—	—

Derivative assets:
Options held/written and other	5,005	Discounted cash flows	Discount rate	0.0% – 15.0%
				(8.6%)
	267	Appraisals/Broker quotes	—	—

Other assets:
Reinsurance recoverables	12,449	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 24.0%
				(16.2%)
			Annuitization rate (guaranteed minimum	0.0% – 100.0%
			annuity benefit)	(99.9%)

Total	¥179,361

Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥360,198	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 54.0%
				(16.0%)
			Annuitization rate (guaranteed minimum	0.0% – 100.0%
			annuity benefit)	(80.3%)

Total	¥360,198

	June 30, 2019
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥2,805	Discounted cash flows	Discount rate	8.5%
				(8.5%)
Corporate debt securities	1,967	Discounted cash flows	Discount rate	0.1% – 1.4%
				(0.9%)
	2,009	Appraisals/Broker quotes	—	—

Other asset-backed securities and debt securities	18,854	Discounted cash flows	Discount rate	1.0% – 51.2%
				(10.6%)
			Probability of default	1.6%
				(1.6%)
	53,766	Appraisals/Broker quotes	—	—

Equity securities:
Investment funds	5,930	Internal cash flows	Discount rate	0.0% – 65.0%
				(10.5%)
	33,710	Discounted cash flows	Discount rate	3.8% – 17.5%
				(15.7%)
	22,260	Appraisals/Broker quotes	—	—

Derivative assets:
Options held/written and other	13,809	Discounted cash flows	Discount rate	0.0% – 15.0%
				(8.9%)
	206	Appraisals/Broker quotes	—	—

Other assets:
Reinsurance recoverables	11,916	Discounted cash flows	Discount rate	(0.2)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 14.0%
				(7.1%)
			Annuitization rate
			(guaranteed minimum annuity benefit)	0.0% – 100.0%
				(100.0%)

Total	¥167,232

Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥347,173	Discounted cash flows	Discount rate	(0.2)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 30.0%
				(7.0%)
			Annuitization rate
			(guaranteed minimum annuity benefit)	0.0% – 100.0%
				(80.4%)

Total	¥347,173

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during year ended March 31, 2019 and the three months ended June 30, 2019.

	Year ended March 31, 2019
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥6,630	Direct capitalization	Capitalization rate	5.8% – 8.2%
				(6.3%)
		Appraisals	—	—
Investment in operating leases and property under facility operations	2,345	Discounted cash flows	Discount rate	7.3%
				(7.3%)
	10,556	Appraisals	—	—
Certain investments in affiliates	334	Business enterprise value multiples	—	—
		Discounted cash flows	Discount rate	14.0%
				(14.0%)
	2,563	Appraisals	—	—

	¥22,428

	Three months ended June 30, 2019
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥3,753	Direct capitalization	Capitalization rate	5.7% – 6.9%
				(6.0%)
		Appraisals	—	—

	¥3,753

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.

Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

For more analysis of the sensitivity of each input, see the description of the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Acquisitions and Divestitures

(1) Acquisitions

There were no material acquisitions during the three months ended June 30, 2018 and 2019.

As a result of the reassessment of the provisional purchase price allocation during the three month ended June 30, 2019, the Company recognized bargain purchase gains of ¥1,022 million associated with two of its acquisitions executed in the three months ended March 31, 2019. The bargain purchase gains could possibly be adjusted because their purchase price allocation have not been completed yet.

(2) Divestitures

Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended June 30, 2018 and 2019 amounted to ¥13,786 million and ¥9,204 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended June 30, 2018 mainly consisted of ¥13,764 million in Overseas Business segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended June 30, 2019 mainly consisted of ¥7,279 million in Overseas Business segment and ¥1,935 million in Investment and Operation segment.

(3) Determination of divestitures

During fiscal 2019, the Company has determined to sell ORIX Living Corporation, which is a consolidated subsidiary of the Company. The sale is expected to be completed during fiscal 2020. In the Company’s consolidated balance sheets as of March 31, 2019 and June 30, 2019, the assets or debts of the business are mainly recognized as property under facility operations of ¥42,595 million and ¥46,995 million, respectively, and other liabilities of ¥23,078 million and ¥27,875 million, respectively. Neither gain nor loss was recognized as the related assets and liabilities are classified as held for sale. These related assets and liabilities are included in Real Estate segment.

5.	Revenues from Contracts with Customers

The following table provides information about revenues from contracts with customers, and other sources of revenue for the three months ended June 30, 2018 and 2019 are as follows;

	Millions of yen	Millions of yen
	Three months ended in June 30, 2018	Three months ended in June 30, 2019
Revenues from contracts with customers	¥347,850	¥275,437
Other revenues *	256,067	261,543

Total revenues	¥603,917	¥536,980

*

Other revenues are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

The Company and its subsidiaries recognize revenues when control of the promised goods or services is transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. In transaction that third party concerns, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, except for the performance fees regarding asset management business hereinafter, and there is no significant financing component in considerations on transactions.

For further information about breakdowns of revenues disaggregated by goods or services category and geographical location by segment, see Note 24 “Segment Information.”

Revenue recognition criteria on each goods or services category are mainly as follows:

Sales of goods

The Company and its subsidiaries sell various goods such as precious metals, medical equipment, accounting software and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.

Real estate sales

Certain subsidiaries are involved in developing and selling real estates. Revenues from sale of detached houses and residential condominiums are recognized when the real estate is delivered to customers.

Asset management and servicing

Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in assets under management in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors, are not in the scope of revenue from contracts with customers due to the fees are accounted for servicing assets and liabilities.

Automobile related services

Certain subsidiaries mainly provide automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Facilities operation

The Company and its subsidiaries are running hotels, Japanese inns, training facilities, senior housings and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume the benefits provided by the performance as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to operation of senior housing and other facilities, certain subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations are not in the scope of revenue from contracts with customers due to the gains are transfers of nonfinancial assets to counterparties that are not our customers.

Environment and energy services

The Company and its subsidiaries offer services that provide electric power for business operators’ factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume the benefits provided by the performance as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period with customers, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.

Real estate management and brokerage

The Company and its subsidiaries mainly offer management of condominiums, office buildings, and facilities and other, to customers, as real estate management and brokerage business. Since customers simultaneously receive and consume the benefits provided by the performance as the Company and its subsidiaries perform, revenues from these services are recognized over the contract period with customers. Direct measurement of the value transferred to customers based on time elapsed, is used as method of measuring progress. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Real estate contract work

Certain subsidiaries offer repair and contract work for condominiums, office buildings, and facilities, and other, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance creates the asset that the customers’ control as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize contract assets regarding a part of performance obligations that the subsidiaries performed, and the amounts are reported in other assets on the consolidated balance sheets. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Other

The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows;

Maintenance services of software, measurement equipment and other:

Certain subsidiaries offer accounting software maintenance services and support, and maintenance of measurement equipment to customers. Revenues from these services are recognized over the contract period with customers, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Fee business:

The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.

The following table provides information about balances from contracts with customers as of March 31, 2019 and June 30, 2019.

	Millions of yen
	March 31, 2019	June 30, 2019
Trade Notes, Accounts and Other Receivable	¥161,884	¥148,289
Contract assets (Included in Other Assets)	2,277	4,530
Contract liabilities (Included in Other Liabilities)	45,371	46,692

For the three months ended June 30, 2018 and 2019, there were not significant changes in contract assets and contract liabilities.

For the three months ended June 30, 2018, revenue amounted to ¥16,814 million was included in contract liabilities as of the beginning of this fiscal year. For the three months ended June 30, 2019, revenue amounted to ¥13,861 million was included in contract liabilities.

As of June 30, 2019, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services, facilities operation, real estate sales and amounted to ¥152,017 million. Remaining term for the obligations ranges up to 28 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.

6.	Leases

(1) Lessor

Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estates. Net investment in the leases includes sales-type leases and direct-financing leases. Interest income on net investment in the leases is recognized over the life of each respective lease using the interest method. Sales-type leases and direct financing leases are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized on an equality over the lease term. In providing leasing services, the Company and its subsidiaries execute supplemental businesses, such as paying insurance and handling taxes on leased assets on behalf of lessees.

Some of the contracts include options to extend or to terminate the lease. The Company and its subsidiaries take such options into account to determine the lease term when it is reasonably certain that it will exercise these options. The majority of the lease contracts do not contain bargain purchase options for their customers.

The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. The estimated unguaranteed residual value is based on market value of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. The Company and its subsidiaries may need to recognize additional valuation losses if the estimates differ from actual trends in equipment valuation and the secondhand market, and may incur losses if the estimated residual amounts are unable to collect. The risk of loss on leased assets relating to the estimated unguaranteed residual value of the leased assets is monitored through projections of the estimated unguaranteed residual value at lease origination and periodic review of estimated unguaranteed residual value.

Initial direct costs of sales-type leases and direct financing leases are mainly being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as a component of net investment in leases. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the life of the related lease. The unamortized balance of initial direct costs is reflected as a component of investment in operating leases.

When auto leases are bundled with maintenance contracts, considerations on contracts are allocated based upon the estimated standalone selling prices of the lease and non-lease components. Lease components generally include product and financing cost, and non-lease components generally consist of maintenance contracts.

Certain subsidiary is running senior housings, and applying practical expedients, to not separate non-lease components from the associated lease component. In this service, ASC 606 is applied to the entire contract because the consideration related to non-lease components accounts for the majority of contract consideration. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiary perform. The value transferred to customers is directly measured based on the usage period.

Lease income for the three months ended June 30, 2019 are as follows:

Millions of yen
Three months ended June 30, 2019
Lease income—net investment in the leases
Interest income	¥13,283
Other	474
Lease income—operating leases *	95,591

Total lease income	¥109,348

*

Gains from the disposition of real estate under operating leases included in operating lease revenues are ¥4,351 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues are ¥5,685 million for the three months ended June 30, 2019.

Lease income from net investment in the leases is included in finance revenues in the consolidated statements of income.

Net investment in the leases at June 30, 2019 consists of the following:

	Millions of yen
	June 30, 2019
Lease receivables	¥1,102,459
Unguaranteed residual value	26,246
Initial direct costs	5,328

Total	¥1,134,033

Investment in operating leases at June 30, 2019 consists of the following:
	Millions of yen
	June 30, 2019
Transportation equipment	¥1,306,758
Measuring and information-related equipment	261,785
Real estate	329,672
Other	31,010

	1,929,225
Accumulated depreciation	(636,369)

Net	1,292,856
Right-of-use assets (operating leases)	130,670
Accrued rental receivables	31,072

Total	¥1,454,598

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for the three months ended June 30, 2019 are as follows:
	Millions of yen
	Three months ended June 30, 2019
Depreciation expenses	¥51,366
Various expenses	13,730

Total	¥65,096

Remaining lease receivables of net investment in the leases (including residual value guarantees) range up to 19 years at June 30, 2019. Remaining lease receivables of the operating lease contracts range up to 62 years at June 30, 2019. At June 30, 2019, the amounts due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending June 30,	Net investment in the leases	Operating leases
2020	¥440,359	¥274,034
2021	305,014	194,604
2022	206,051	136,960
2023	121,659	89,648
2024	70,712	54,304
Thereafter	94,252	137,720

Total lease payments	1,238,047	¥887,270

Less imputed interest	(135,588)

Total lease receivables	¥1,102,459

(2) Lessee

The Company and its subsidiaries determine if an arrangement is a lease at inception of each contract. The Company and its subsidiaries have operating and finance leases for various assets including lands, office buildings, warehouses, employees’ accommodations, and vehicles. Some of the lease arrangements include options to extend or terminate lease term. The Company and its subsidiaries take such options into account to determine the lease term when it is reasonably certain that it will exercise these options. The Company and its subsidiaries’ lease arrangements do not contain material residual value guarantees or material restrictive covenants. As a rate implicit in the most of the leases cannot be readily determinable, the Company and its subsidiaries use incremental borrowing rate based on the information available at commencement to determine the present values of lease payments.

The component of lease expense for the three months ended June 30, 2019 are as follows:

	Millions of yen
	Three months ended June 30, 2019
Finance lease cost
Depreciation expenses of right-of-use assets	¥318
Interest expenses of lease liabilities	134

	452

Operating lease cost	11,199
Short-term lease cost	504
Variable lease cost	283
Sublease income	(1,145)

Total	¥11,293

Supplemental cash flow information related to leases for the three months ended June 30, 2019 are as follows:
	Millions of yen
	Three months ended June 30, 2019
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥134	¥10,695
Cash flows from financing activities	301	0

Right-of-use assets obtained in exchange for lease liabilities:	¥401	¥5,607

Supplemental balance sheet information related to lessee leases at June 30, 2019 are as follows:
	Millions of yen, except lease term and discount rate
	June 30, 2019
	Finance leases	Operating leases
Investment in operating leases	¥0	¥130,670
Property under facility operations	8,918	76,454
Office facilities	43	74,574

Total right-of-use assets	8,961	281,698

Other liabilities	10,496	277,935

Total lease liabilities	¥10,496	¥277,935

Weighted average remaining lease term	17 years	14 years

Weighted average discount rate	4.55%	1.09%

At June 30, 2019, the amounts of lease liabilities related to lessee leases due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending June 30,	Finance leases	Operating leases
2020	¥1,113	¥55,195
2021	1,098	33,752
2022	1,094	25,499
2023	1,089	23,370
2024	1,077	20,751
Thereafter	9,808	141,947

Total lease payments	15,279	300,514

Less imputed interest	(4,783)	(22,579)

Total lease liabilities	¥10,496	¥277,935

7.	Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financing receivable.

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and finance leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses as of March 31, 2019, for the three months ended June 30, 2018 and 2019:

	Three months ended June 30, 2018
	Millions of yen
	Loans				Finance leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥21,196	¥688	¥18,407	¥4,292	¥10,089	¥54,672
Provision (Reversal)	3,411	(101)	1,059	(185)	762	4,946
Charge-offs	(2,502)	0	(159)	(38)	(640)	(3,339)
Recoveries	211	0	67	80	48	406
Other *2	(17)	10	334	1	(53)	275

Ending balance	¥22,299	¥597	¥19,708	¥4,150	¥10,206	¥56,960

Individually evaluated for impairment	3,183	50	9,219	2,722	0	15,174
Not individually evaluated for impairment	19,116	547	10,489	1,428	10,206	41,786

Financing receivables:
Ending balance	¥1,756,411	¥63,559	¥954,929	¥18,865	¥1,177,749	¥3,971,513

Individually evaluated for impairment	21,198	249	22,163	4,773	0	48,383
Not individually evaluated for impairment	1,735,213	63,310	932,766	14,092	1,177,749	3,923,130

	March 31, 2019
	Millions of yen
	Loans
		Corporate		Purchased loans *1	Finance leases	Total
	Consumer	Non-recourse loans	Other
Allowance for credit losses:
Ending balance	¥21,195	¥919	¥20,662	¥3,186	¥12,049	¥58,011

Individually evaluated for impairment	3,372	166	8,276	1,917	0	13,731
Not individually evaluated for impairment	17,823	753	12,386	1,269	12,049	44,280

Financing receivables:
Ending balance	¥1,906,022	¥99,028	¥1,201,893	¥16,416	¥1,155,632	¥4,378,991

Individually evaluated for impairment	23,163	4,448	27,452	3,764	0	58,827
Not individually evaluated for impairment	1,882,859	94,580	1,174,441	12,652	1,155,632	4,320,164

	Three months ended June 30, 2019
	Millions of yen
	Loans
		Corporate		Purchased loans *1	Finance leases	Total
	Consumer	Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥21,195	¥919	¥20,662	¥3,186	¥12,049	¥58,011
Provision (Reversal)	3,293	59	477	(38)	925	4,716
Charge-offs	(3,967)	(1)	(2,148)	(90)	(859)	(7,065)
Recoveries	121	0	78	7	10	216
Other *3	(20)	(25)	(814)	(28)	(183)	(1,070)

Ending balance	¥20,622	¥952	¥18,255	¥3,037	¥11,942	¥54,808

Individually evaluated for impairment	3,410	259	6,313	1,821	0	11,803
Not individually evaluated for impairment	17,212	693	11,942	1,216	11,942	43,005

Financing receivables:
Ending balance	¥1,982,162	¥103,068	¥1,223,428	¥15,327	¥1,134,033	¥4,458,018

Individually evaluated for impairment	23,676	2,735	24,120	3,635	0	54,166
Not individually evaluated for impairment	1,958,486	100,333	1,199,308	11,692	1,134,033	4,403,852

Note: Loans held for sale are not included in the table above.

*1

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

*2	Other mainly includes foreign currency translation adjustments.
*3	Other mainly includes foreign currency translation adjustments and a decrease in allowance related to a sale of a subsidiary.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and finance leases, the Company and its subsidiaries evaluate prior charge-off experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees, and the prior charge-off experience. For loans to corporate other borrowers and finance leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans and finance leases. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the impaired loans as of March 31, 2019 and June 30, 2019:

	March 31, 2019
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1		¥17,593	¥17,521	¥0
Consumer borrowers		1,158	1,111	0
	Housing loans	589	542	0
	Card loans	0	0	0
	Other	569	569	0
Corporate borrowers		16,329	16,304	0
Non-recourse loans	Japan	232	232	0
	The Americas	3,404	3,404	0
Other	Real estate companies	887	887	0
	Entertainment companies	0	0	0
	Other	11,806	11,781	0
Purchased loans		106	106	0
With an allowance recorded *2		41,234	40,234	13,731
Consumer borrowers		22,005	21,401	3,372
	Housing loans	3,845	3,639	835
	Card loans	3,945	3,937	633
	Other	14,215	13,825	1,904
Corporate borrowers		15,571	15,175	8,442
Non-recourse loans	Japan	0	0	0
	The Americas	812	812	166
Other	Real estate companies	1,493	1,480	419
	Entertainment companies	1,382	1,374	490
	Other	11,884	11,509	7,367
Purchased loans		3,658	3,658	1,917

Total		¥58,827	¥57,755	¥13,731

Consumer borrowers		23,163	22,512	3,372

	Housing loans	4,434	4,181	835

	Card loans	3,945	3,937	633

	Other	14,784	14,394	1,904

Corporate borrowers		31,900	31,479	8,442

Non-recourse loans	Japan	232	232	0

	The Americas	4,216	4,216	166

Other	Real estate companies	2,380	2,367	419

	Entertainment companies	1,382	1,374	490

	Other	23,690	23,290	7,367

Purchased loans		3,764	3,764	1,917

	June 30, 2019
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1		¥15,529	¥15,465	¥0
Consumer borrowers		1,231	1,186	0
	Housing loans	622	577	0
	Card loans	0	0	0
	Other	609	609	0
Corporate borrowers		14,192	14,173	0
Non-recourse loans	Japan	227	227	0
	The Americas	1,356	1,356	0
Other	Real estate companies	230	230	0
	Entertainment companies	0	0	0
	Other	12,379	12,360	0
Purchased loans		106	106	0
With an allowance recorded *2		38,637	37,561	11,803
Consumer borrowers		22,445	21,748	3,410
	Housing loans	3,751	3,485	803
	Card loans	3,916	3,907	633
	Other	14,778	14,356	1,974
Corporate borrowers		12,663	12,284	6,572
Non-recourse loans	Japan	0	0	0
	The Americas	1,152	1,152	259
Other	Real estate companies	1,424	1,410	433
	Entertainment companies	945	937	470
	Other	9,142	8,785	5,410
Purchased loans		3,529	3,529	1,821

Total		¥54,166	¥53,026	¥11,803

Consumer borrowers		23,676	22,934	3,410

	Housing loans	4,373	4,062	803

	Card loans	3,916	3,907	633

	Other	15,387	14,965	1,974

Corporate borrowers		26,855	26,457	6,572

Non-recourse loans	Japan	227	227	0

	The Americas	2,508	2,508	259

Other	Real estate companies	1,654	1,640	433

	Entertainment companies	945	937	470

	Other	21,521	21,145	5,410

Purchased loans		3,635	3,635	1,821

Note: Loans held for sale are not included in the table above.

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value ratios, and other relevant available information.

For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans, card loans and other, are impaired when terms of these loans are modified as troubled debt restructurings.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for the three months ended June 30, 2018 and 2019:

	Three months ended June 30, 2018
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥20,055	¥108	¥84
	Housing loans	4,266	41	39
	Card loans	4,030	17	12
	Other	11,759	50	33
Corporate borrowers		22,773	46	35
Non-recourse loans	Japan	252	2	2
	The Americas	1,746	0	0
Other	Real estate companies	2,505	9	9
	Entertainment companies	1,577	15	9
	Other	16,693	20	15
Purchased loans		4,937	32	31

Total		¥47,765	¥186	¥150

	Three months ended June 30, 2019
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥23,421	¥107	¥79
	Housing loans	4,404	25	24
	Card loans	3,931	17	12
	Other	15,086	65	43
Corporate borrowers		29,379	30	28
Non-recourse loans	Japan	230	2	2
	The Americas	3,362	0	0
Other	Real estate companies	2,017	9	9
	Entertainment companies	1,164	7	7
	Other	22,606	12	10
Purchased loans		3,700	32	32

Total		¥56,500	¥169	¥139

Note: Loans held for sale are not included in the table above.

*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2019 and June 30, 2019:

	March 31, 2019
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,870,447	¥23,163	¥12,412	¥35,575	¥1,906,022
	Housing loans	1,593,005	4,434	1,388	5,822	1,598,827
	Card loans	239,523	3,945	1,671	5,616	245,139
	Other	37,919	14,784	9,353	24,137	62,056
Corporate borrowers		1,269,021	31,900	0	31,900	1,300,921
Non-recourse loans	Japan	48,881	232	0	232	49,113
	The Americas	45,699	4,216	0	4,216	49,915
Other	Real estate companies	352,669	2,380	0	2,380	355,049
	Entertainment companies	64,665	1,382	0	1,382	66,047
	Other	757,107	23,690	0	23,690	780,797
Purchased loans		12,652	3,764	0	3,764	16,416
Finance leases		1,140,825	0	14,807	14,807	1,155,632
	Japan	787,081	0	6,158	6,158	793,239
	Overseas	353,744	0	8,649	8,649	362,393

Total		¥4,292,945	¥58,827	¥27,219	¥86,046	¥4,378,991

	June 30, 2019
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,948,093	¥23,676	¥10,393	¥34,069	¥1,982,162
	Housing loans	1,680,283	4,373	736	5,109	1,685,392
	Card loans	231,746	3,916	1,361	5,277	237,023
	Other	36,064	15,387	8,296	23,683	59,747
Corporate borrowers		1,299,641	26,855	0	26,855	1,326,496
Non-recourse loans	Japan	48,521	227	0	227	48,748
	The Americas	51,812	2,508	0	2,508	54,320
Other	Real estate companies	359,662	1,654	0	1,654	361,316
	Entertainment companies	62,331	945	0	945	63,276
	Other	777,315	21,521	0	21,521	798,836
Purchased loans		11,692	3,635	0	3,635	15,327
Finance leases		1,118,843	0	15,190	15,190	1,134,033
	Japan	777,187	0	6,033	6,033	783,220
	Overseas	341,656	0	9,157	9,157	350,813

Total		¥4,378,269	¥54,166	¥25,583	¥79,749	¥4,458,018

Note: Loans held for sale are not included in the table above.

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due 90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans, card loans and other, which are not restructured and finance leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2019 and June 30, 2019:

	March 31, 2019
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥5,783	¥15,647	¥21,430	¥1,906,022	¥15,647
	Housing loans	1,721	2,654	4,375	1,598,827	2,654
	Card loans	548	2,127	2,675	245,139	2,127
	Other	3,514	10,866	14,380	62,056	10,866
Corporate borrowers		4,960	13,753	18,713	1,300,921	27,979
Non-recourse loans	Japan	0	0	0	49,113	0
	The Americas	2,925	2,457	5,382	49,915	3,818
Other	Real estate companies	2	552	554	355,049	1,392
	Entertainment companies	0	663	663	66,047	663
	Other	2,033	10,081	12,114	780,797	22,106
Finance leases		7,181	14,807	21,988	1,155,632	14,807
	Japan	679	6,158	6,837	793,239	6,158
	Overseas	6,502	8,649	15,151	362,393	8,649

Total		¥17,924	¥44,207	¥62,131	¥4,362,575	¥58,433

	June 30, 2019
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥5,504	¥13,716	¥19,220	¥1,982,162	¥13,716
	Housing loans	1,524	1,923	3,447	1,685,392	1,923
	Card loans	530	1,812	2,342	237,023	1,812
	Other	3,450	9,981	13,431	59,747	9,981
Corporate borrowers		6,435	14,880	21,315	1,326,496	23,231
Non-recourse loans	Japan	0	0	0	48,748	0
	The Americas	2,110	2,508	4,618	54,320	2,508
Other	Real estate companies	6	542	548	361,316	542
	Entertainment companies	0	246	246	63,276	246
	Other	4,319	11,584	15,903	798,836	19,935
Finance leases		9,730	15,190	24,920	1,134,033	15,190
	Japan	821	6,033	6,854	783,220	6,033
	Overseas	8,909	9,157	18,066	350,813	9,157

Total		¥21,669	¥43,786	¥65,455	¥4,442,691	¥52,137

Note: Loans held for sale and purchased loans are not included in the table above.

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and finance leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the three months ended June 30, 2018 and 2019:

	Three months ended June 30, 2018
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥3,192	¥2,258
	Housing loans	26	14
	Card loans	525	344
	Other	2,641	1,900
Corporate borrowers		2,728	2,728
Other	Other	2,728	2,728

Total		¥5,920	¥4,986

	Three months ended June 30, 2019
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥2,963	¥2,239
	Housing loans	2	1
	Card loans	467	342
	Other	2,494	1,896
Corporate borrowers		56	56
Other	Other	56	56

Total		¥3,019	¥2,295

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from June 30, 2018 and for which there was a payment default during the three months ended June 30, 2018:

	Three months ended June 30, 2018
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥471
	Card loans	20
	Other	451

Total		¥471

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from June 30, 2019 and for which there was a payment default during the three months ended June 30, 2019:

	Three months ended June 30, 2019
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥524
	Card loans	16
	Other	508

Total		¥524

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.

As of March 31, 2019 and June 30, 2019, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥251 million and ¥489 million as of March 31, 2019 and June 30, 2019, respectively.

8.	Investment in Securities

Investment in securities as of June 30, 2018 and 2019 consists of the following:

	Millions of yen
	March 31, 2019	June 30, 2019
Equity securities *	¥549,047	¥535,172
Trading debt securities	1,564	2,267
Available-for-sale debt securities	1,264,244	1,326,614
Held-to-maturity debt securities	114,061	113,834

Total	¥1,928,916	¥1,977,887

*

The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥324,220 million and ¥312,750 million as of March 31, 2019 and June 30, 2019, respectively. The amount of investment funds that are accounted for under the equity method included in equity securities were ¥75,923 million and ¥72,159 million as of March 31, 2019 and June 30, 2019, respectively. The amount of investment funds elected for the fair value option included in equity securities were ¥5,811 million and ¥5,703 million as of March 31, 2019 and June 30, 2019, respectively.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 17 “Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of June 30, 2018 and 2019 were gains of ¥173 million and ¥2,166 million, respectively, for the three months ended June 30, 2018 and 2019, which did not include net unrealized holding gains (losses) on the both investment funds above mentioned.

Equity securities include non-marketable equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities. The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2019 and June 30, 2019, and for the three months ended June 30, 2018 and 2019.

	Millions of yen
	March 31, 2019			Three months ended June 30, 2018
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥35,431	¥(1,688)	¥18	¥0	¥0

	Millions of yen
	June 30, 2019			Three months ended June 30, 2019
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥34,826	¥(1,573)	¥18	¥(2)	¥1

Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of June 30, 2018 and 2019 were losses of ¥73 million and gains of ¥49 million, respectively, for the three months ended June 30, 2018 and 2019.

Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2019 and June 30, 2019, these investments were fair valued at ¥5,811 million and ¥5,703 million, respectively.

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2019 and June 30, 2019, these investments were fair valued at ¥420 million and ¥402 million, respectively.

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2019 and June 30, 2019, these investments were fair valued at ¥21,136 million and ¥17,838 million, respectively.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale debt securities and held-to-maturity debt securities in each major security type as of March 31, 2019 and June 30, 2019 are as follows:

March 31, 2019

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥416,218	¥20,133	¥(5,500)	¥430,851
Japanese prefectural and foreign municipal bond securities	189,792	3,749	(236)	193,305
Corporate debt securities	485,156	5,205	(2,364)	487,997
CMBS and RMBS in the Americas	59,954	2,566	(1,041)	61,479
Other asset-backed securities and debt securities	88,620	3,381	(1,389)	90,612

	1,239,740	35,034	(10,530)	1,264,244

Held-to-maturity debt securities:
Japanese government bond securities and other	114,061	30,265	0	144,326

	¥1,353,801	¥65,299	¥(10,530)	¥1,408,570

June 30, 2019

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥506,815	¥28,547	¥(9,820)	¥525,542
Japanese prefectural and foreign municipal bond securities	179,058	4,418	(102)	183,374
Corporate debt securities	487,458	7,527	(2,246)	492,739
CMBS and RMBS in the Americas	50,689	2,574	(1,132)	52,131
Other asset-backed securities and debt securities	70,902	3,144	(1,218)	72,828

	1,294,922	46,210	(14,518)	1,326,614

Held-to-maturity debt securities:
Japanese government bond securities and other	113,834	32,516	0	146,350

	¥1,408,756	¥78,726	¥(14,518)	¥1,472,964

The following tables provide information about available-for-sale debt securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2019 and June 30, 2019, respectively:

March 31, 2019

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥51,551	¥(1,119)	¥98,830	¥(4,381)	¥150,381	¥(5,500)
Japanese prefectural and foreign municipal bond securities	1,329	(35)	4,510	(201)	5,839	(236)
Corporate debt securities	9,156	(18)	68,924	(2,346)	78,080	(2,364)
CMBS and RMBS in the Americas	10,194	(362)	7,147	(679)	17,341	(1,041)
Other asset-backed securities and debt securities	10,253	(411)	28,748	(978)	39,001	(1,389)

	¥82,483	¥(1,945)	¥208,159	¥(8,585)	¥290,642	¥(10,530)

June 30, 2019
	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥77,284	¥(2,749)	¥99,082	¥(7,071)	¥176,366	¥(9,820)
Japanese prefectural and foreign municipal bond securities	270	(0)	2,682	(102)	2,952	(102)
Corporate debt securities	10,954	(41)	41,231	(2,205)	52,185	(2,246)
CMBS and RMBS in the Americas	3,812	(319)	8,103	(813)	11,915	(1,132)
Other asset-backed securities and debt securities	5,155	(103)	29,974	(1,115)	35,129	(1,218)

	¥97,475	¥(3,212)	¥181,072	¥(11,306)	¥278,547	¥(14,518)

The number of investment securities that were in an unrealized loss position as of March 31, 2019 and June 30, 2019 were 199 and 169, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met.

Debt securities with unrealized loss position mainly include foreign government bond securities and corporate debt securities in Japan and overseas.

The unrealized loss associated with government bond securities and corporate debt securities are primarily due to changes in the market interest rates, currency exchange rates and risk premium. Considering all available information to assess the collectability of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at June 30, 2019.

There were no other-than-temporary impairment losses recognized in other comprehensive income (loss) and earnings for the three months ended June 30, 2018 and 2019.

For debt securities held as of June 30, 2018 and 2019, roll-forwards of the amount of accumulated other-than-temporary impairments related to credit losses for the three months ended June 30, 2018 and 2019 are as follows. The amount mainly consists of CMBS and RMBS in the Americas and foreign municipal bond securities:

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2019
Beginning	¥1,021	¥2,102
Reduction during the period:
For securities sold or redeemed	(22)	0

Ending	¥999	¥2,102

In addition, the non-credit loss component on the other-than-temporary impaired debt securities above mentioned is recognized in other comprehensive income (loss), net of applicable income taxes. These impairments included the amount of unrealized gains or losses for the changes in fair value of the debt securities after recognition of other-than-temporary impairments in earnings. Unrealized gains and unrealized losses recorded in accumulated other comprehensive income (loss) on these debt securities as of March 31, 2019 and June 30, 2019 were not material.

9.	Transfer of Financial Assets

The Company and its subsidiaries have securitized and transferred financial assets such as installment loans (commercial mortgage loans, housing loans and other).

In the securitization process, these financial assets are transferred to SPEs that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries often have continuing involvement with transferred financial assets by retaining the servicing arrangements and the interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs.

When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

For the three months ended June 30, 2018 and 2019, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥79,801 million and ¥133,048 million, respectively. For the three months ended June 30, 2018 and 2019, gains (losses) from the securitization and transfer of loans were ¥2,814 million and ¥4,075 million, respectively, which is included in finance revenues in the consolidated statements of income.

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets for the three months ended June 30, 2018 and 2019 are as follows:

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2019
Beginning balance	¥28,756	¥31,572
Increase mainly from loans sold with servicing retained	1,108	1,998
Decrease mainly from amortization	(1,197)	(1,204)
Increase (Decrease) from the effects of changes in foreign exchange rates	1,162	(925)

Ending balance	¥29,829	¥31,441

The fair value of the servicing assets as of March 31, 2019 and June 30, 2019 are as follows:

	Millions of yen
	March 31, 2019	June 30, 2019
Beginning balance	¥35,681	¥39,846
Ending balance	¥39,846	¥38,474

10.	Variable Interest Entities

The Company and its subsidiaries use SPEs in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for these SPEs. The Company and its subsidiaries determine a variable interest entity (hereinafter, “VIE”) among those SPEs when (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity.

The Company and its subsidiaries perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

•	the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

•	the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.

The following are the factors that the Company and its subsidiaries are considering in a qualitative assessment:

•	which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities;

•	characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents);

•	involvement of other variable interest holders; and

•	the entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders.

The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	designing the structuring of a transaction;

•	providing an equity investment and debt financing;

•	being the investment manager, asset manager or servicer and receiving variable fees; and

•	providing liquidity and other financial support.

The Company and its subsidiaries do not have the power to direct activities of a VIE that most significantly impact the VIE’s economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIE.

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2019

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,014	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	94,404	31,208	49,587	0
(d) VIEs for corporate rehabilitation support business	564	30	0	0
(e) VIEs for investment in securities	72,347	121	42	0
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	228,859	175,115	228,859	0
(g) VIEs for securitization of loan receivable originated by third parties	2,264	2,729	2,264	0
(h) VIEs for power generation projects	282,739	195,915	242,937	54,533
(i) Other VIEs	149,333	45,082	120,312	0

Total	¥832,524	¥450,200	¥644,001	¥54,533

June 30, 2019

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,008	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	91,185	17,285	18,068	0
(d) VIEs for corporate rehabilitation support business	386	9	0	0
(e) VIEs for investment in securities	62,051	91	0	0
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	242,583	159,954	242,583	0
(g) VIEs for securitization of loan receivable originated by third parties	2,688	3,361	2,688	0
(h) VIEs for power generation projects	308,021	219,395	268,642	56,035
(i) Other VIEs	151,521	53,139	129,761	0

Total	¥860,443	¥453,234	¥661,742	¥56,035

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2019

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥8,524	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	34,872	0	3,426	3,426
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	3,493,461	0	60,329	81,337
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	982,353	0	21,768	21,776
(h) VIEs for power generation projects	26,495	0	1,783	1,783
(i) Other VIEs	391,602	3,200	32,569	37,947

Total	¥4,937,307	¥3,200	¥120,866	¥147,260

June 30, 2019
	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥8,524	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	39,012	0	2,164	2,164
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	3,626,294	0	58,325	78,423
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	885,039	0	19,952	19,960
(h) VIEs for power generation projects	26,430	0	1,861	1,861
(i) Other VIEs	371,809	3,004	31,642	35,692

Total	¥4,957,108	¥3,004	¥114,935	¥139,091

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

Variable interests of non-consolidated VIEs, which the Company has, are mainly included in other assets in the Company’s consolidated balance sheets.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents and investment in affiliates.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are mainly included in investment in securities, investment in affiliates and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiaries are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in other liabilities.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.

Certain subsidiaries consolidated certain such VIEs since the subsidiaries has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts and other payable.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as finance lease receivables and loans receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash, net investment in the leases and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

(g) VIEs for securitization of loan receivable originated by third parties

The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(h) VIEs for power generation projects

The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations and thermal power stations on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts and other payable, long-term debt, and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiary may be required to make additional investment or execute loans in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company has, are included in investment in affiliates in the Company’s consolidated balance sheets.

(i) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries have consolidated VIEs that are not included in the categories (a) through (h) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPE.

The Company may use VIEs for financing. The Company transfers its own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and performs administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, investment in affiliates, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests in non-consolidated VIEs, which the Company and its subsidiaries have, non-recourse loans are included in installment loans, and investments are mainly included in investment in securities in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

11.	Investment in Affiliates

Investment in affiliates at March 31, 2019 and June 30, 2019 consists of the following:

	Millions of yen
	March 31, 2019	June 30, 2019
Shares	¥789,638	¥768,957
Loans and others	53,122	51,498

	¥842,760	¥820,455

12. Redeemable Noncontrolling Interests Changes in redeemable noncontrolling interests for the three months ended June 30, 2018 and 2019 are as follows:
	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2019
Beginning balance	¥7,420	¥9,780
Comprehensive income
Net income	51	309
Other comprehensive income (Loss)
Net change of foreign currency translation adjustments	296	(287)
Total other comprehensive income (Loss)	296	(287)
Comprehensive income	347	22
Dividends	(294)	(289)

Ending balance	¥7,473	¥9,513

13.	Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the three months ended June 30, 2018 and 2019, are as follows:

	Three months ended June 30, 2018
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2018	¥10,465	¥0	¥(20,487)	¥(31,806)	¥(3,738)	¥(45,566)

Cumulative effect of adopting Accounting Standards Update 2016-01	(3,250)	351	0	0	0	(2,899)

Balance at April 1, 2018	7,215	351	(20,487)	(31,806)	(3,738)	(48,465)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(908) million	2,618					2,618
Reclassification adjustment included in net income, net of tax of ¥777 million	(2,380)					(2,380)
Debt valuation adjustments, net of tax of ¥(3) million		2				2
Reclassification adjustment included in net income, net of tax of ¥3 million		(5)				(5)
Defined benefit pension plans, net of tax of ¥(19) million			13			13
Reclassification adjustment included in net income, net of tax of ¥10 million			(26)			(26)
Foreign currency translation adjustments, net of tax of ¥4,454 million				(4,736)		(4,736)
Reclassification adjustment included in net income, net of tax of ¥0 million				0		0
Net unrealized gains (losses) on derivative instruments, net of tax of ¥247 million					(806)	(806)
Reclassification adjustment included in net income, net of tax of ¥(243) million					776	776

Total other comprehensive income (loss)	238	(3)	(13)	(4,736)	(30)	(4,544)

Transaction with noncontrolling interests	0	0	(1)	0	0	(1)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	0	0	(1)	(17)	7	(11)

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	0	296	0	296

Balance at June 30, 2018	¥7,453	¥348	¥(20,500)	¥(36,821)	¥(3,775)	¥(53,295)

	Three months ended June 30, 2019
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2019	¥17,389	¥582	¥(27,902)	¥(43,558)	¥(7,854)	¥(61,343)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(2,825) million	7,513					7,513
Reclassification adjustment included in net income, net of tax of ¥927 million	(2,278)					(2,278)
Debt valuation adjustments, net of tax of ¥(55) million		138				138
Reclassification adjustment included in net income, net of tax of ¥3 million		(6)				(6)
Defined benefit pension plans, net of tax of ¥(62) million			197			197
Reclassification adjustment included in net income, net of tax of ¥(51) million			142			142
Foreign currency translation adjustments, net of tax of ¥(6,470) million				(24,718)		(24,718)
Reclassification adjustment included in net income, net of tax of ¥(355) million				778		778
Net unrealized gains (losses) on derivative instruments, net of tax of ¥1,263 million					(3,883)	(3,883)
Reclassification adjustment included in net income, net of tax of ¥(1) million					4	4

Total other comprehensive income (loss)	5,235	132	339	(23,940)	(3,879)	(22,113)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	(3)	0	0	(1,271)	(14)	(1,288)

Less: Other Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	0	0	(287)	0	(287)

Balance at June 30, 2019	¥22,627	¥714	¥(27,563)	¥(65,940)	¥(11,719)	¥(81,881)

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the three months ended June 30, 2018 and 2019 are as follows:

	Three months ended June 30, 2018
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥2,525	Gains on investment securities and dividends
Sales of debt securities	1,059	Life insurance premiums and related investment income
Amortization of debt securities	(362)	Finance revenues
Amortization of debt securities	(65)	Life insurance premiums and related investment income

	3,157	Total before income tax
	(777)	Income tax (expense) or benefit

	¥2,380	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥8	Life insurance costs

	8	Total before income tax
	(3)	Income tax (expense) or benefit

	¥5	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥268	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(231)	See Note 16 “Pension Plans”
Amortization of transition obligation	(1)	See Note 16 “Pension Plans”

	36	Total before income tax
	(10)	Income tax (expense) or benefit

	¥26	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥127	Finance revenues/Interest expense
Foreign exchange contracts	23	Other (income) and expense, net
Foreign currency swap agreements	(1,169)	Finance revenues/Interest expense/ Other (income) and expense, net

	(1,019)	Total before income tax
	243	Income tax (expense) or benefit

	¥(776)	Net of tax

	Three months ended June 30, 2019
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥1,666	Gains on investment securities and dividends
Sales of debt securities	1,471	Life insurance premiums and related investment income
Amortization of debt securities	130	Finance revenues
Amortization of debt securities	(62)	Life insurance premiums and related investment income

	3,205	Total before income tax
	(927)	Income tax (expense) or benefit

	¥2,278	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥9	Life insurance costs

	9	Total before income tax
	(3)	Income tax (expense) or benefit

	¥6	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥244	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(437)	See Note 16 “Pension Plans”

	(193)	Total before income tax
	51	Income tax (expense) or benefit

	¥(142)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(1,133)	Interest expense/Other (income) and expense, net

	(1,133)	Total before income tax
	355	Income tax (expense) or benefit

	¥(778)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥60	Interest expense/Other (income) and expense, net
Foreign exchange contracts	(66)	Interest expense
Foreign currency swap agreements	1	Interest expense/Other (income) and expense, net

	(5)	Total before income tax
	1	Income tax (expense) or benefit

	¥(4)	Net of tax

14.	ORIX Corporation Shareholders’ Equity

Information about ORIX Corporation Shareholders’ Equity for the three months ended June 30, 2018 and 2019 are as follows:

(1)	Dividend payments

	Three months ended June 30, 2018	Three months ended June 30, 2019
Resolution	The board of directors on May 21, 2018	The board of directors on May 22, 2019
Type of shares	Common stock	Common stock
Total dividends paid	¥49,984 million	¥58,962 million
Dividend per share	¥39.00	¥46.00
Date of record for dividend	March 31, 2018	March 31, 2019
Effective date for dividend	June 5, 2018	June 3, 2019
Dividend resource	Retained earnings	Retained earnings

Total dividends paid includes ¥64 million of dividends paid to the Board Incentive Plan Trust for the three months ended June 30, 2018. Total dividends paid includes ¥83 million of dividends paid to the Board Incentive Plan Trust for the three months ended June 30, 2019.

(2)	There were no applicable dividends for which the date of record was in the three months ended June 30, 2018, and for which the effective date was after June 30, 2018.

There were no applicable dividends for which the date of record was in the three months ended June 30, 2019, and for which the effective date was after June 30, 2019.

15.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended June 30, 2018 and 2019 are as follows:

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2019
Personnel expenses	¥62,425	¥64,795
Selling expenses	17,287	16,740
Administrative expenses	24,357	28,108
Depreciation of office facilities	1,087	1,765

Total	¥105,156	¥111,408

16.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in debt securities and marketable equity securities.

Net periodic pension cost for the three months ended June 30, 2018 and 2019 consists of the following:

The components of net periodic pension cost other than the service cost component are included in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2019
Japanese plans:
Service cost	¥1,382	¥1,438
Interest cost	175	145
Expected return on plan assets	(681)	(694)
Amortization of prior service credit	(222)	(205)
Amortization of net actuarial loss	211	289
Amortization of transition obligation	0	0

Net periodic pension cost	¥865	¥973

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2019
Overseas plans:
Service cost	¥802	¥890
Interest cost	491	434
Expected return on plan assets	(1,096)	(1,096)
Amortization of prior service credit	(46)	(39)
Amortization of net actuarial loss	20	148
Amortization of transition obligation	1	0

Net periodic pension cost	¥172	¥337

17.	Life Insurance Operations

Life insurance premiums and related investment income for the three months ended June 30, 2018 and 2019 consist of the following:

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2019
Life insurance premiums	¥75,036	¥81,294
Life insurance related investment income *	7,823	6,396

	¥82,859	¥87,690

*

Life insurance related investment income for the three months ended June 30, 2018 and 2019 include net unrealized holding gains of ¥4,711 million and ¥1,613 million on equity securities held as of June 30, 2018 and 2019, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For the three months ended June 30, 2018 and 2019, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2019
Reinsurance benefits	¥597	¥573
Reinsurance premiums	(1,382)	(1,393)

The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses directly relating to policy issuance and underwriting). Amortization charged to income for the three months ended June 30, 2018 and 2019 amounted to ¥4,292 million and ¥4,465 million, respectively.

Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders, and net gains or losses from derivative contracts, which consist of gains or losses from futures, foreign exchange contracts and options held, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts elected for the fair value option and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

The portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss), net of applicable income taxes.

The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for the three months ended June 30, 2018 and 2019 are as follows:

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2019
Life insurance premiums and related investment income:
Net realized and unrealized gains or losses from investment assets	¥5,451	¥1,926
Net gains or losses from derivative contracts:	(1,129)	427
Futures	(569)	245
Foreign exchange contracts	(227)	230
Options held	(333)	(48)
Life insurance costs:
Changes in the fair value of the policy liabilities and policy account balances	¥(24,558)	¥(12,841)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	24,705	12,528
Changes in the fair value of the reinsurance contracts	1,443	533

18.	Write-Downs of Long-Lived Assets

The Company and its subsidiaries perform tests for recoverability on long-lived assets classified as held and used for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

As of March 31, 2019 and June 30, 2019, the long-lived assets and liabilities associated with those assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	As of March 31, 2019	As of June 30, 2019
Investment in operating leases	¥24,956	¥29,698
Property under facility operations	44,473	47,241
Other assets	19	40
Other liabilities	0	12,343

The long-lived assets classified as held for sale as of March 31, 2019 are included in Corporate Financial Services segment, Real Estate segment, Investment and Operation segment and Overseas Business segment. The long-lived assets and liabilities associated with those assets classified as held for sale as of June 30, 2019 are included in Corporate Financial Services segment, Real Estate segment and Overseas Business segment.

The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the three months ended June 30, 2018 and 2019, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥26 million and ¥20 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Three months ended June 30, 2018		Three months ended June 30, 2019
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Commercial facilities other than office buildings	¥0	0	¥0	0
Others *	0	—	0	—

Total	¥0	—	¥0	—

*	For the “Others,” the number of properties is omitted.

	Three months ended June 30, 2018		Three months ended June 30, 2019
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Commercial facilities other than office buildings	¥16	1	¥20	1
Others *	10	—	0	—

Total	¥26	—	¥20	—

*	For the “Others,” the number of properties is omitted.

Losses of ¥16 million in Real Estate segment and ¥10 million in Overseas Business segment were recorded for the three months ended June 30, 2018. A loss of ¥20 million in Real Estate segment was recorded for the three months ended June 30, 2019.

19.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the three months ended June 30, 2018 and 2019 is as follows:

During the three months ended June 30, 2018 and 2019, there were no stock options which were antidilutive.

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2019
Net Income attributable to ORIX Corporation shareholders	¥79,947	¥69,210

	Thousands of Shares
	Three months ended June 30, 2018	Three months ended June 30, 2019
Weighted-average shares	1,280,054	1,279,961
Effect of dilutive securities—
Exercise of stock options	987	1,135

Weighted-average shares for diluted EPS computation	1,281,041	1,281,096

	Yen
	Three months ended June 30, 2018	Three months ended June 30, 2019
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥62.46	¥54.07
Diluted	62.41	54.02

Note:

The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock shares to be deducted in calculation of the weighted-average shares for EPS computation (1,651,443 and 1,823,993 shares for the three months ended June 30, 2018 and 2019).

20.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset-liability management (“ALM”). The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2019 and June 30, 2019.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign exchange contracts to minimize foreign currency exposures on bonds in foreign currencies. The Company and certain overseas subsidiaries use interest rate swap agreements to hedge interest rate exposure of the fair values of National government bonds in foreign currencies.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Derivatives not designated as hedging instruments

The Company and its subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended June 30, 2018 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(42)	Finance revenues/Interest expense	¥127	—	¥ 0

Foreign exchange contracts	69	Other (income) and expense, net	23	—	0

Foreign currency swap agreements	(1,080)	Finance revenues/Interest expense/Other (income) and expense, net	(1,169)	—	0

(2) Fair value hedges
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥693	Finance revenues/Interest expense	¥(693)	Finance revenues/Interest expense

Foreign exchange contracts	(1,392)	Other (income) and expense, net	1,392	Other (income) and expense, net
(3) Hedges of net investment in foreign operations
	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥6,614	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥0	—	¥ 0
Borrowings and bonds in foreign currencies	(10,999)	—	0	—	0

(4) Derivatives not designated as hedging instruments
	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥ 508	Other (income) and expense, net

Futures	(730)	Gains on investment securities and dividends Life insurance premiums and related investment income *

Foreign exchange contracts	(1,893)	Gains on investment securities and dividends Life insurance premiums and related investment income * Other (income) and expense, net

Credit derivatives held	(59)	Other (income) and expense, net

Options held/written and other	(1,004)	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended June 30, 2018 (see Note 17 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended June 30, 2019 is as follows.

(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense, net
Interest rate swap agreements	¥(2,933)	¥60	¥(0)
Foreign exchange contracts	232	(66)	0
Foreign currency swap agreements	(2,445)	2	(1)

(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense, net	Life insurance premiums and related investment income	Other (income) and expense, net
Interest rate swap agreements	¥(5,215)	¥0	¥5,068	¥0
Foreign exchange contracts	1,597	46	(1,695)	(50)

(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense, net
Foreign exchange contracts	¥2,314	¥1,126	¥7
Borrowings and bonds in foreign currencies	17,156	0	0

(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income *	Interest expense	Other (income) and expense, net
Interest rate swap agreements	¥0	¥2	¥62
Futures	245	0	724
Foreign exchange contracts	501	1,338	(6,641)
Credit derivatives held	0	0	(7)
Options held/written and other	(48)	0	485

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended June 30, 2019 (see Note 17 “Life Insurance Operations”).

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax, for the three months ended June 30, 2019 is as follows.

Fair value hedges

Millions of yen
Gains (losses) reclassified from other comprehensive income (loss) into income
Life insurance premiums and related investment income
Foreign exchange contracts	¥579

The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount at June 30, 2019 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolideted balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolideted balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities *	¥255,274	¥12,578	—	¥0	¥0

*	Accumulated fair value hedge adjustments of ¥(388) million are included for hedged items for which hedge accounting has been discontinued.

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2019 and June 30, 2019 are as follows.

March 31, 2019

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥498,874	¥11	Other Assets	¥17,320	Other Liabilities

Futures, foreign exchange contracts	505,909	1,888	Other Assets	3,177	Other Liabilities

Foreign currency swap agreements	65,575	1,203	Other Assets	364	Other Liabilities

Foreign currency long-term debt	641,127	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥60,657	¥127	Other Assets	¥119	Other Liabilities

Options held/written and other *	556,668	11,140	Other Assets	2,809	Other Liabilities

Futures, foreign exchange contracts *	320,710	1,119	Other Assets	2,159	Other Liabilities

Credit derivatives held	262	7	Other Assets	10	Other Liabilities

*

The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥34,701 million, futures contracts of ¥37,359 million and foreign exchange contracts of ¥13,171 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2019, respectively. Derivative assets in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥206 million, ¥248 million and ¥30 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥258 million and ¥173 million at March 31, 2019, respectively.

June 30, 2019

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥472,914	¥0	—	¥25,450	Other Liabilities

Options held/written and other *	933	14	Other Assets	0	—

Futures, foreign exchange contracts	540,646	4,447	Other Assets	1,769	Other Liabilities

Foreign currency swap agreements	66,038	2,589	Other Assets	378	Other Liabilities

Foreign currency long-term debt	616,190	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥58,957	¥58	Other Assets	¥115	Other Liabilities

Options held/written and other *	546,168	16,816	Other Assets	13,724	Other Liabilities

Futures, foreign exchange contracts *	354,798	2,965	Other Assets	1,163	Other Liabilities

Credit derivatives held	157	0	—	17	Other Liabilities

*

The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥31,081 million, futures contracts of ¥37,495 million and foreign exchange contracts of ¥10,754 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at June 30, 2019, respectively. Derivative assets in the above table includes fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥152 million, ¥13 million and ¥130 million and derivative liabilities includes fair value of the futures and foreign exchange contracts before offsetting of ¥151 million and ¥5 million at June 30, 2019, respectively.

21.	Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding to derivative assets and liabilities and other assets and liabilities as of March 31, 2019 and June 30, 2019 are as follows.

March 31, 2019

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥15,495	¥(1,497)	¥13,998	¥(196)	¥0	¥13,802

Total assets	¥15,495	¥(1,497)	¥13,998	¥(196)	¥0	¥13,802

Derivative liabilities	¥25,958	¥(1,497)	¥24,461	¥(8,353)	¥(79)	¥16,029

Total liabilities	¥25,958	¥(1,497)	¥24,461	¥(8,353)	¥(79)	¥16,029

June 30, 2019

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥26,889	¥(4,193)	¥22,696	¥(147)	¥(267)	¥22,282

Total assets	¥26,889	¥(4,193)	¥22,696	¥(147)	¥(267)	¥22,282

Derivative liabilities	¥42,616	¥(4,193)	¥38,423	¥(10,251)	¥0	¥28,172

Total liabilities	¥42,616	¥(4,193)	¥38,423	¥(10,251)	¥0	¥28,172

*	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.

22.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between carrying amount of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include net investment in the leases, investment in affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.

March 31, 2019

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,161,032	¥1,161,032	¥1,161,032	¥0	¥0
Restricted cash	122,548	122,548	122,548	0	0
Installment loans (net of allowance for probable loan losses)	3,231,708	3,228,750	0	199,590	3,029,160
Equity securities *1	425,593	425,593	68,631	295,769	61,193
Trading debt securities	1,564	1,564	0	1,564	0
Available-for-sale debt securities	1,264,244	1,264,244	24,831	1,138,966	100,447
Held-to-maturity debt securities	114,061	144,326	0	120,714	23,612
Other Assets:
Time deposits	4,754	4,754	0	4,754	0
Derivative assets *2	13,998	13,998	0	0	0
Reinsurance recoverables (Investment contracts)	29,989	30,400	0	0	30,400
Liabilities:
Short-term debt	¥309,549	¥309,549	¥0	¥309,549	¥0
Deposits	1,782,198	1,782,753	0	1,782,753	0
Policy liabilities and Policy account balances (Investment contracts)	244,497	244,653	0	0	244,653
Long-term debt	4,186,222	4,199,341	0	1,158,287	3,041,054
Other Liabilities:
Derivative liabilities *2	24,461	24,461	0	0	0

*1	The amount of ¥12,100 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

June 30, 2019

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,025,879	¥1,025,879	¥1,025,879	¥0	¥0
Restricted cash	116,951	116,951	116,951	0	0
Installment loans (net of allowance for probable loan losses)	3,329,118	3,336,889	0	191,632	3,145,257
Equity securities *1	415,936	415,936	68,675	285,361	61,900
Trading debt securities	2,267	2,267	0	2,267	0
Available-for-sale debt securities	1,326,614	1,326,614	20,977	1,226,236	79,401
Held-to-maturity debt securities	113,834	146,350	0	122,037	24,313
Other Assets:
Time deposits	3,584	3,584	0	3,584	0
Derivative assets *2	22,696	22,696	0	0	0
Reinsurance recoverables (Investment contracts)	29,614	29,955	0	0	29,955
Liabilities:
Short-term debt	¥336,716	¥336,716	¥0	¥336,716	¥0
Deposits	1,873,330	1,872,986	0	1,872,986	0
Policy liabilities and Policy account balances (Investment contracts)	240,702	240,876	0	0	240,876
Long-term debt	4,112,277	4,136,973	0	1,017,869	3,119,104
Other Liabilities:
Derivative liabilities *2	38,423	38,423	0	0	0

*1	The amount of ¥12,251 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

Input level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

23.	Commitments, Guarantees and Contingent Liabilities

Commitments—The Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥210 million and ¥64 million as of March 31, 2019 and June 30, 2019, respectively.

The minimum future rentals on non-cancelable operating leases as of March 31, 2019 are as follows:

Years ending March 31,	Millions of yen
2020	¥7,694
2021	6,647
2022	5,923
2023	5,434
2024	4,802
Thereafter	34,485

Total	¥64,985

The Company and certain subsidiaries lease lands under fixed-term land lease agreements, which are cancelable when certain conditions are met. The future maximum lease commitment under such arrangements at March 31, 2019 totals ¥57,388 million through March 31, 2024 and ¥64,222 million thereafter.

The Company and certain subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥17,564 million in fiscal 2019.

Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥1,228 million and ¥1,734 million for the three months ended June 30, 2018 and 2019, respectively. As of March 31, 2019 and June 30, 2019, the amounts due are as follows:

	Millions of yen
	March 31, 2019	June 30, 2019
Within one year	¥4,323	¥4,459
More than one year	3,185	3,067

Total	¥7,508	¥7,526

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥121,647 million and ¥130,042 million as of March 31, 2019 and June 30, 2019, respectively.

The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available are ¥375,238 million and ¥383,681 million as of March 31, 2019 and June 30, 2019, respectively.

Guarantees—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC460 (“Guarantees”). The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2019 and June 30, 2019:

	March 31, 2019			June 30, 2019
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥500,499	¥6,707	2026	¥487,561	¥6,297	2026
Transferred loans	175,623	1,436	2059	179,472	1,384	2059
Consumer loans	343,119	42,400	2030	342,507	42,612	2030
Housing loans	40,395	4,701	2048	15,269	4,625	2048
Other	263	1	2024	296	1	2024

Total	¥1,059,899	¥55,245	—	¥1,025,105	¥54,919	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2019 and June 30, 2019, total notional amount of the loans subject to such guarantees are ¥1,089,000 million and ¥1,094,000 million, respectively, and book value of guarantee liabilities are ¥2,559 million and ¥2,469 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year or the end of interim period. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the three months ended June 30, 2019.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees for the three months ended June 30, 2019.

As of March 31, 2019 and June 30, 2019, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥593,062 million and ¥586,281 million, respectively.

Guarantee of consumer loans: A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally a month or more.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the three months ended June 30, 2019.

Guarantee of housing loans: The Company and certain subsidiaries guarantee housing loans issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The housing loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the three months ended June 30, 2019.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 10 “Variable Interest Entities”, the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2019 and June 30, 2019:

	Millions of yen
	March 31, 2019	June 30, 2019
Minimum lease payments, loans and investment in operating leases	¥109,210	¥109,545
Investment in securities	160,408	162,515
Property under facility operations	31,264	30,845
Other assets and other	28,895	26,641

Total	¥329,777	¥329,546

As of March 31, 2019 and June 30, 2019, debt liabilities were secured by shares of subsidiaries, which were eliminated through consolidation adjustment, of ¥33,280 million and ¥73,170 million, respectively, and debt liabilities of affiliates were secured by investment in affiliates of ¥49,125 million and ¥52,157 million, respectively. In addition, ¥46,029 million and ¥47,660 million, respectively, were pledged primarily by investment in securities for collateral deposits and deposit for real estate transaction as of March 31, 2019 and June 30, 2019.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of June 30, 2019.

24. Segment Information

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Finance and fee business
Maintenance Leasing	:	Automobile leasing and rentals, car-sharing; test and measurement instruments and IT-related equipment rentals and leasing
Real Estate	:	Real estate development, rental and management; facility operation; real estate investment management
Investment and Operation	:	Environment and energy, private equity and concession
Retail	:	Life insurance, banking and card loan
Overseas Business	:	Asset management, aircraft- and ship-related operations, private equity and finance

The Company made DAIKYO a wholly-owned subsidiary in fiscal 2019 to complement their respective real estate businesses and to jointly aim for medium- and long-term growth as a comprehensive real estate business. Accordingly, the Company changed the segment classification of DAIKYO from Investment and Operation segment to Real Estate segment. As a result of this change, segment amounts during the same period of the previous fiscal year have been retrospectively reclassified.

The Company and its subsidiaries adopted the new lease standard on April 1, 2019. The impact of the adoption has resulted in gross up of ROU assets of investment in operating leases and property under facility operations principally for operating leases, where it is the lessee, such as land leases and office and equipment leases in all of our segments except for retail segment. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”

Financial information of the segments for the three months ended June 30, 2018 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥25,004	¥69,858	¥113,377	¥175,269	¥102,815	¥118,479	¥604,802
Segment profits	7,820	9,696	20,494	13,630	21,785	40,006	113,431

Financial information of the segments for the three months ended June 30, 2019 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥21,715	¥72,581	¥93,257	¥116,665	¥108,679	¥126,500	¥539,397
Segment profits	4,066	7,919	4,468	14,231	21,589	48,068	100,341

Segment assets information as of March 31, 2019 and June 30, 2019 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
March 31, 2019	¥959,725	¥873,775	¥720,221	¥733,612	¥3,571,437	¥3,138,928	¥9,997,698
June 30, 2019	1,000,150	880,680	813,695	750,321	3,735,056	3,094,468	10,274,370

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests. Net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses (pre-tax) attributable to ORIX Corporation Shareholders. Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax basis. Additionally, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, which are recognized net of tax in the accompanying consolidated statements of income, are adjusted to profit or loss before income taxes, when calculating segment profits or losses. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense, net) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are net investment in the leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for finance lease and operating lease (included in other assets), advances for property under facility operations (included in other assets), goodwill, intangible assets acquired in business combinations (included in other assets) and servicing assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:

Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2019
Segment revenues:
Total revenues for segments	¥604,802	¥539,397
Revenues related to corporate assets	3,766	3,258
Revenues from inter-segment transactions	(4,651)	(5,675)

Total consolidated revenues	¥603,917	¥536,980

Segment profits:
Total profits for segments	¥113,431	¥100,341
Corporate profits (losses)	(2,588)	(2,237)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	111	756

Total consolidated income before income taxes	¥110,954	¥98,860

	Millions of yen
	March 31, 2019	June 30, 2019
Segment assets:
Total assets for segments	¥9,997,698	¥10,274,370
Cash and cash equivalents, restricted cash	1,283,580	1,142,830
Allowance for doubtful receivables on finance leases and probable loan losses	(58,011)	(54,808)
Trade notes, accounts and other receivable	280,590	288,087
Other corporate assets	671,060	754,466

Total consolidated assets	¥12,174,917	¥12,404,945

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

	Millions of yen
	Three months ended June 30, 2018
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥485,406	¥48,590	¥69,921	¥603,917
Income before Income Taxes	70,263	28,868	11,823	110,954

	Millions of yen
	Three months ended June 30, 2019
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥410,693	¥50,449	¥75,838	¥536,980
Income before Income Taxes	52,427	20,078	26,355	98,860

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East

Disaggregation of revenues for revenues from contracts with customers, by goods and services category and geographical location is as follows:

For the three months ended June 30, 2018

	Millions of yen
	Three months ended June 30, 2018
	Reportable segments							Corporate revenue and intersegment transactions	Total revenues
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Goods or services category
Sales of goods	¥1,036	¥1,068	¥1,523	¥131,248	¥0	¥1,067	¥135,942	¥485	¥136,427
Real estate sales	0	0	17,922	0	0	106	18,028	0	18,028
Asset management and servicing	0	0	1,400	117	44	48,011	49,572	(14)	49,558
Automobile related services	122	15,179	0	51	0	4,180	19,532	(94)	19,438
Facilities operation	0	0	25,296	0	0	930	26,226	0	26,226
Environment and energy services	851	0	59	30,790	0	233	31,933	(200)	31,733
Real estate management and brokerage	0	0	26,012	0	0	0	26,012	(462)	25,550
Real estate contract work	0	0	13,312	0	0	0	13,312	0	13,312
Other	9,033	2,243	904	9,725	682	4,194	26,781	797	27,578

Total revenues from contracts with customers	11,042	18,490	86,428	171,931	726	58,721	347,338	512	347,850

Geographical location
Japan	11,042	18,420	86,428	171,931	726	1,272	289,819	1,089	290,908
The Americas	0	0	0	0	0	29,260	29,260	0	29,260
Other	0	70	0	0	0	28,189	28,259	(577)	27,682

Total revenues from contracts with customers	11,042	18,490	86,428	171,931	726	58,721	347,338	512	347,850

Other revenues *	13,962	51,368	26,949	3,338	102,089	59,758	257,464	(1,397)	256,067

Segment revenues / Total revenues	¥25,004	¥69,858	¥113,377	¥175,269	¥102,815	¥118,479	¥604,802	¥(885)	¥603,917

For the three months ended June 30, 2019

	Millions of yen
	Three months ended June 30, 2019
	Reportable segments							Corporate revenue and intersegment transactions	Total revenues
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Goods or services category
Sales of goods	¥1,369	¥1,462	¥832	¥68,038	¥0	¥229	¥71,930	¥465	¥72,395
Real estate sales	0	0	14,531	0	0	226	14,757	0	14,757
Asset management and servicing	0	0	2,067	83	38	43,585	45,773	(20)	45,753
Automobile related services	126	15,041	0	69	0	4,398	19,634	(93)	19,541
Facilities operation	0	0	20,415	0	0	129	20,544	(0)	20,544
Environment and energy services	824	0	0	35,525	0	238	36,587	(180)	36,407
Real estate management and brokerage	0	0	26,176	0	0	0	26,176	(528)	25,648
Real estate contract work	0	0	14,092	0	0	0	14,092	(384)	13,708
Other	7,260	2,407	1,069	10,500	979	4,023	26,238	446	26,684

Total revenues from contracts with customers	9,579	18,910	79,182	114,215	1,017	52,828	275,731	(294)	275,437

Geographical location
Japan	9,579	18,643	79,182	113,950	1,017	1,330	223,701	280	223,980
The Americas	0	0	0	0	0	24,831	24,831	0	24,831
Other	0	267	0	265	0	26,667	27,199	(574)	26,626

Total revenues from contracts with customers	9,579	18,910	79,182	114,215	1,017	52,828	275,731	(294)	275,437

Other revenues *	12,136	53,671	14,075	2,450	107,662	73,672	263,666	(2,123)	261,543

Segment revenues / Total revenues	¥21,715	¥72,581	¥93,257	¥116,665	¥108,679	¥126,500	¥539,397	¥(2,417)	¥536,980

*

Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

25.	Subsequent Events

There are no material subsequent events.